Management’s Discussion and Analysis Alithya Group inc. For the year ended March 31, 2026

Exhibit 99.3

Management’s Discussion and Analysis
For the year ended March 31, 2026

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and twelve-month periods ended March 31, 2026. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s annual audited consolidated financial statements and accompanying notes for the years ended March 31, 2026 and 2025 (the "Q4 Financial Statements"). These documents, as well as the Company's Annual Information Form, and additional information regarding the business of the Company, are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q4 Financial Statements in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US$” are in U.S. dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See section 5 titled “Non-IFRS and Other Financial Measures”. Certain totals, subtotals and percentages may not reconcile due to rounding. Not applicable (“N/A”) is used to indicate that the percentage change between the current and prior year figures is not meaningful or if the percentage change exceeds 1,000%.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available up to June 10, 2026, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q4 Financial Statements.
2. Forward-Looking Statements
This MD&A contains certain information and statements that may constitute “forward-looking information” or "forward-looking statements" within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Forward-looking statements include all information and statements that do not exclusively relate to historical facts, as well as statements relating to management’s intentions, plans and expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” "maintains," “potential,” “should,” “project,” “target,” or similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) the Company's ability to generate sufficient earnings to support its operations; (ii) the Company's ability to take advantage of business opportunities and meet the goals set in its three-year strategic plan; (iii) the Company's

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 2

ability to maintain and develop its business, including by broadening the scope of its service offerings, by leveraging artificial intelligence ("AI"), its geographic presence and its smart shore capabilities, its expertise, and its integrated offerings, and by entering into new contracts and penetrating new markets; (iv) the Company's growth strategy, future operations, and prospects, including expectations regarding future revenue resulting from bookings and backlog and providing stakeholders with return on investment; (v) the Company's ability to service its debt and raise additional capital; (vi) the Company's estimates relating to its financial performance, including revenues, profitability, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company's ability to identify suitable acquisition targets and to successfully complete and integrate such acquisitions, including the realization of expected synergies or cost savings related thereto; and (viii) the Company's ability to balance, meet and exceed the expectations of its stakeholders.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya's forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks, uncertainties and other factors, both general and specific, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those estimated, projected, expressed in or implied by such statements. Such risks and uncertainties include but are not limited to those discussed in the section titled “Risks and Uncertainties” of this MD&A, as well as other risks and uncertainties identified or incorporated in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional risks, uncertainties and factors not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Corporate Overview
With professionals in Canada, the U.S. and internationally, Alithya provides technology advisory services based on deep expertise in strategy and digital transformation. The Company guides and supports its clients in the pursuit of their business objectives, leveraging the latest innovations, including AI-driven capabilities, and delivery excellence in the application of digital technologies.
Alithya’s collective intelligence and expertise targets three main pillars: strategic consulting, enterprise transformation, and business enablement. With collaboration at the core of its business model, Alithya professionals identify optimal technology applications, including AI-enabled solutions, to deliver practical IT services and solutions to tackle complex business challenges for clients concentrated in the financial services,

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 3

insurance, healthcare, manufacturing, energy, and government sectors, and additionally, in other sectors, such as higher education, telecommunications, transportation and logistics, professional services, engineering, construction, and retail. By developing industry-specific solutions and services deployable via a global delivery model for many of these industries, Alithya aims to address sector-specific business challenges and accelerate the value realization of clients’ technology investments.
Business Offerings
Alithya's expertise with respect to its main pillars, offered in each reportable segment, includes:
•Strategic Consulting: Alithya provides advisory services for digital strategy, organization performance, cybersecurity, enterprise architecture, and change management. Business outcomes in this area include refining business processes to reflect real-world scenarios; boosting systems security from cyberattacks; migrating critical applications and data to the cloud; understanding the optimal enterprise architecture approach; defining change management strategies; and facilitating project planning activities for software selections, strategic roadmaps, or agile/scrum delivery teams.
•Enterprise Transformation: Alithya has business transformation and enterprise applications implementation experience with enterprise resource planning (ERP), supply chain management (SCM), enterprise performance management (EPM), customer relationship management (CRM), and human capital management (HCM). Also, leveraging AI and machine learning technologies as a foundation, the Company provides transformational solutions and services for cloud infrastructure, custom applications development, legacy systems/mainframe modernization, control/software engineering, data and analytics, and intelligent document processing. Alithya not only helps clients modernize enterprise applications through upgrades and the consolidation of multiple systems, but also helps to define overall technology ecosystems, to envision the use and impact of AI throughout an organization, and to build custom applications to address unique client needs.
•Business Enablement: Alithya offers ongoing paths to drive value through the provision of digital adoption and training, managed services, change enablement, and quality engineering. This practice area enables Alithya to move beyond advisory, implementations and project go-lives to provide ongoing value, including using AI to mine data for important insights for making faster, smarter business decisions; realizing a return on investment on digital projects by driving adoption and consumption of technology; helping clients to train and retain their workforce; bookending a change management strategy with a change enablement plan that converts visions into reality; and providing a routine, consistent way to test updates and fixes before deploying any new software products.
Competitive Environment
Digital systems and infrastructures have become indispensable strategic assets for businesses. These assets require continuous investment and increasingly serve as crucial drivers of growth and differentiation, especially in delivering customer focused solutions.
As a result, businesses increasingly seek solutions that support business processes and enable product and service customization. This imperative drives digital transformation efforts, pushing businesses to move beyond traditional IT systems toward adaptive, AI-enabled, and cloud-based digital technologies that offer agility, scalability, and innovation at speed.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 4

As businesses’ technology spending continues to increase, digital technology firms such as Alithya are focused on delivering not just innovation, but measurable outcomes through industry specialization and AI-enabled business transformation. We are committed to helping clients modernize operations, enhance customer experience, and unlock new growth opportunities with the most effective digital solutions and services.
Alithya believes it is well positioned to respond to evolving client priorities. Alithya’s business model is built on a philosophy of focusing on our clients’ complex business challenges, offering industry-focused solutions that leverage AI technologies, and enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its operating and reportable segments include systems integration firms, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, priority industry verticals, digital services capabilities, performance and reliability, quality of technical support, training and services, global presence, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
4. Strategic Business Plan
Alithya is on a journey to be recognized as the trusted technology advisor of its clients. By the end of the fiscal year ending March 31, 2027, management believes that the achievement of its new scale and scope would allow it to leverage its industry knowledge, geographic presence and global delivery model, expertise, integrated offerings, and its position on the value chain to target higher value IT segments.
Alithya aligns its offerings with the most pressing challenges being experienced within the sectors that it services, and in its ability to continuously reinforce the building blocks of trusted relationships with its clients, its people, its investors, and its partners. To ensure that it remains innovative and relevant, Alithya strives to meet or exceed the expectations of its stakeholders, including optimizing employee experience, assisting its clients in achieving their missions, and creating greater value for its investors.

Management’s Discussion and Analysis
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More specifically, Alithya has developed a three-year strategic plan, keeping in mind its stakeholders' interests, which focuses on:
•Increasing scale through organic growth and strategic acquisitions:
◦Organic Growth: Alithya aims to focus on profitable organic growth through innovation, higher-value offerings and client relationships based on trust.
◦Acquisitions: Alithya plans to acquire businesses to complement its current market presence as part of its North American and international expansion, while progressively adding major integrated enterprise solutions capabilities and selected specialized expertise, and increasing its smart shoring presence.
◦AI and IP Solutions: Alithya intends to increase the utilization of its AI and intellectual property solutions to accelerate operational efficiencies in our service delivery.
•Providing investors, partners and stakeholders with long-term growing return on investment:
◦Profitability: Alithya plans to increase its Adjusted EBITDA Margin(1).
◦Smart shoring centers: Alithya aims to increase the percentage of its services delivered from smart shoring centers accessing larger, cost-competitive talent pools.

(1) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 6

5. Non-IFRS and Other Financial Measures
Alithya reports its financial results in accordance with IFRS. This MD&A includes certain non-IFRS and supplementary financial measures and ratios to assess Alithya's financial performance. These measures are provided as additional information to complement IFRS measures by providing further understanding of Alithya's results of operations from management's perspective. They do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. They should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. They are used to provide investors with additional insight into Alithya's operating performance and thus highlight trends in Alithya's business that may not otherwise be apparent when relying solely on IFRS measures.
The non-IFRS measures used by Alithya are described below:
Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted Net Earnings” refers to net earnings (loss) before adjusting for amortization of intangibles, impairment of goodwill and intangibles, loss on disposal of property and equipment and right-of-use assets and loss on lease modification, share-based compensation, business acquisition, integration and reorganization costs, other non-recurring items, including severance consisting of termination and benefit costs for management personnel, and the income tax effects of these items.
“Adjusted Net Earnings per Share” is calculated by dividing Adjusted Net Earnings by the weighted average number of outstanding Class A Subordinate Voting Shares ("Subordinate Voting Shares") and Class B Multiple Voting Shares ("Multiple Voting Shares"), during the period.
Management believes that Adjusted Net Earnings and Adjusted Net Earnings per Share are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another, prior to taking into consideration non-cash items, business acquisition, integration and reorganization costs, and severance consisting of termination and benefit costs for management personnel, which can vary significantly from period to period. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration the non-cash and other items listed above which have resulted primarily from acquisitions and their subsequent integrations. For a reconciliation of net earnings (loss) to Adjusted Net Earnings, see section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share”.
EBITDA and EBITDA Margin
“EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets.
“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period.
Management believes that EBITDA and EBITDA Margin are useful measures for investors as they provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration non-cash depreciation and amortization. For a reconciliation of net earnings (loss) to EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 7

Adjusted EBITDA and Adjusted EBITDA Margin
“Adjusted EBITDA” refers to net earnings (loss) before adjusting for income tax expense (recovery), net financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, impairment of goodwill and intangibles, loss on disposal of property and equipment, intangibles and right-of-use assets and loss on lease modification, share-based compensation, business acquisition, integration and reorganization costs, and other non-recurring items, including severance consisting of termination and benefit costs for management personnel.
“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period.
Management believes that Adjusted EBITDA and Adjusted EBITDA Margin are useful measures for investors as they allow comparability of the financial performance of operating activities from one period to another. These measures provide an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net earnings (loss) to Adjusted EBITDA, see section 8.8 titled “EBITDA and Adjusted EBITDA”.
Constant Dollar Revenue and Constant Dollar Growth
“Constant Dollar Revenue” is a measure of revenue and revenue by geographic location before foreign currency translation impacts. This measure is calculated by translating current period revenue and revenue by geographic location in local currency using the exchange rates in the equivalent period from the prior year.
“Constant Dollar Growth” is a measure of revenue growth and revenue growth by geographic location, expressed as a percentage, before foreign currency translation impacts. This measure is calculated by dividing Constant Dollar Revenue as described above with prior period revenue.
Management believes that Constant Dollar Revenue and Constant Dollar Growth are useful measures for investors as they allow revenue to be adjusted to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. For a reconciliation of revenues to Constant Dollar Revenue by geographic location, see section 8.1 titled “Revenues”.
Net Debt
“Net Debt” refers to long-term debt, including the current portion, less cash. For the calculation of Net Debt, see section 11.6 titled “Long-Term Debt and Net Debt”. Management believes that Net Debt is a useful measure for investors as it provides an indication of the liquidity of the Company.
Other Financial Measures
The other financial measures used by Alithya are described below:
“Gross Margin as a Percentage of Revenues” is calculated by dividing gross margin by revenues.
“Selling, General and Administrative Expenses as a Percentage of Revenues” is calculated by dividing selling, general and administrative expenses by revenues.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 8

“Bookings” refers to the amount of signed revenue agreements during the period, which includes new contracts, including those acquired subsequent to the closing date of acquisitions, as well as renewals, extensions and changes to existing contracts. Management believes information regarding bookings can provide useful trend insight to investors regarding changes in the volume of new business over time.
“Book-to-Bill Ratio” is calculated by dividing Bookings by revenues, for the same period. Management believes this measure allows for the monitoring of the Company’s backlog and offers useful insight to investors on how the business varies and evolves over time. This measure is best used over a long period as it could fluctuate significantly from one quarter to the other.
“Backlog” refers to the amount of future revenue stemming from signed revenue agreements, which includes new contracts, including those acquired through acquisitions, as well as renewals, extensions and changes to existing contracts, including reductions in contractual commitments and contract terminations, expressed as a number of months of trailing twelve-month revenue, as at a given date. Backlog differs from the IFRS definition of remaining performance obligations, as disclosed in the Company's consolidated financial statements, as backlog also includes time and materials arrangements in which contractual billings correspond with the value of the services provided to the client and contracts with original expected durations under one year. Management believes that backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenue stemming from signed revenue agreements.
“Days Sales Outstanding” (“DSO”) refers to the average number of days it takes for the Company to convert its trade accounts receivable (net of sales taxes) and unbilled revenues, less deferred revenues, into cash. Management believes this measure provides useful insight to investors regarding the Company's liquidity.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 9

6. Financial Highlights

Results of Operations	For the three months ended March 31,		For the years ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Revenues	113,776	125,331	477,388	473,481
Gross Margin	42,993	46,091	162,080	156,134
Gross Margin as a Percentage of Revenues (1)	37.8%	36.8%	34.0%	33.0%
Selling, General and Administrative Expenses	31,823	29,739	122,152	116,081
Selling, General and Administrative Expenses as a Percentage of Revenues (1)	28.0%	23.7%	25.6%	24.5%
Net (Loss) Earnings	(8,677)	8,043	(38,777)	1,295
Basic and Diluted (Loss) Earnings per Share	(0.09)	0.08	(0.40)	0.01
Adjusted Net Earnings (2)	7,717	12,226	28,758	28,149
Adjusted Net Earnings per Share (2)	0.08	0.12	0.29	0.29
Adjusted EBITDA (3)	12,654	18,047	47,053	47,678
Adjusted EBITDA Margin (3)	11.1%	14.4%	9.9%	10.1%

Other	March 31,	March 31,
(in $ thousands, except Backlog and DSO)	2026	2025
	$	$
Total Assets	381,958	425,980
Non-Current Financial Liabilities (4)	119,357	112,668
Total Long-Term Debt	120,896	109,919
Net Debt (5)	108,063	93,963

Backlog (1)	14 months	16 months
DSO (1)	54 days	50 days

Shares, Stock Options and Share Units as at	June 8,
2026
Subordinate Voting Shares	89,438,673
Multiple Voting Shares	7,326,880
Stock Options (6)	2,940,642
Deferred Share Units ("DSUs")	1,762,817
Restricted Share Units ("RSUs")	3,122,272
Performance Share Units ("PSUs")	3,746,878

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 10

(4) Non-current financial liabilities include the long-term portion of the long-term debt, the long-term portion of lease liabilities, and the long-term portion of the contingent consideration. For an explanation of the variances, refer to sections 10 titled "Financial Position" and 11.6 titled "Long-Term Debt and Net Debt".
(5) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 11.6 titled Long-Term Debt and Net Debt” for a quantitative reconciliation to the most directly comparable IFRS measure and an explanation of the variance.
(6) Includes 200,000 stock options to purchase Multiple Voting Shares.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 11

For the three months ended March 31, 2026:
•Revenues decreased 9.2% to $113.8 million, compared to $125.3 million for the same quarter last year. Revenues decreased 7.6% compared to the same quarter last year in Constant Dollar Revenue(1). 73.6% of revenues were generated from clients which we had in the same quarter last year.
•Gross margin decreased 6.7% to $43.0 million, compared to $46.1 million for the same quarter last year. Gross Margin as a Percentage of Revenues(1) increased to 37.8%, compared to 36.8% for the same quarter last year.
•Net loss was $8.7 million, or $0.09 per share, compared to net earnings of $8.0 million, or earnings of $0.08 per share, for the same quarter last year.
•Adjusted Net Earnings(2) decreased by $4.5 million, or 36.9%, to $7.7 million, from $12.2 million for the same quarter last year. This translated into Adjusted Net Earnings per Share(2) of $0.08, compared to $0.12 for the same quarter last year.
•Adjusted EBITDA(3) decreased by $5.3 million, or 29.9%, to $12.7 million, for an Adjusted EBITDA Margin(3) of 11.1% of revenues, compared to $18.0 million, for an Adjusted EBITDA Margin of 14.4% of revenues, for the same quarter last year.
•Net cash from operating activities was $3.5 million, representing a decrease of $13.6 million, compared to $17.1 million for the same quarter last year.
•Q4 Bookings(1) reached $94.3 million, which translated into a Book-to-Bill Ratio(1) of 0.83 for the quarter, compared to Bookings of $100.1 million and a Book-to-Bill Ratio of 0.80 for the same quarter last year. Backlog(1) represented approximately 14 months of trailing twelve-month revenues as at March 31, 2026.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.
(2) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.6 titled “Adjusted Net Earnings and Adjusted Net Earnings per Share” for a quantitative reconciliation to the most directly comparable IFRS measure.
(3) This is a non-IFRS financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures" for an explanation of the composition and usefulness of this non-IFRS financial measure and to section 8.8 titled “EBITDA and Adjusted EBITDA” for a quantitative reconciliation to the most directly comparable IFRS measure.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 12

For the twelve months ended March 31, 2026:
•Revenues increased 0.8% to $477.4 million, compared to $473.5 million last year, both in reported revenue and in Constant Dollar Revenue.
•Gross margin increased 3.8% to $162.1 million, compared to $156.1 million last year. Gross Margin as a Percentage of Revenues increased to 34.0%, compared to 33.0% last year.
•Net loss totaled $38.8 million, due to an impairment charge of $41.1 million, or $0.40 per share, compared to net earnings of $1.3 million, or $0.01 per share, last year.
•Adjusted EBITDA decreased 1.3% to $47.1 million, for an Adjusted EBITDA Margin of 9.9% of revenues, from $47.7 million, or an Adjusted EBITDA Margin of 10.1% of revenues, last year.
•Adjusted Net Earnings increased by $0.7 million, or 2.2%, to $28.8 million, compared to $28.1 million last year. This translated into Adjusted Net Earnings per Share of $0.29 for both years.
•Net cash from operating activities was $25.8 million, representing a decrease of $22.6 million, from $48.4 million last year.
•Fiscal 2026 Bookings reached $434.2 million, which translated into a Book-to-Bill ratio of 0.91. The Book-to-Bill ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 13

7. Business Acquisition and Divestiture
Business acquisition and divestiture realized in the fiscal year ended March 31, 2026
Acquisition of eVerge
On May 31, 2025, the Company acquired all of the issued and outstanding shares of U.S.-based eVerge Interests, Inc. and its subsidiaries (“eVerge”) (the “eVerge Acquisition”), a group specialized in enterprise applications and transformation services. Management expects that eVerge’s expertise will complement its existing Oracle business, will increase its AI capabilities, and will reinforce its smart shoring capabilities.
The eVerge Acquisition was completed for total consideration of US$23,500,000 ($32,292,000), before working capital and other adjustments, all payable in cash.
The total purchase consideration, in the amount of US$20,640,000 ($28,363,000) once adjusted for working capital and other adjustments, consisted of: (i) US$7,557,000 ($10,385,000) paid in cash on closing; (ii) US$283,000 ($389,000) of final working capital adjustment (iii) US$580,000 ($797,000) of holdback, included in accounts payable and accrued liabilities; (iv) US$7,520,000 ($10,334,000) of balance of sale payable in two installments of US$3,760,000 ($5,167,000) on May 31st, 2026 and 2027 (each an "Anniversary Date"); and (v) potential earn-out consideration of US$4,700,000 ($6,458,000), payable in two installments (50% within 90 days of the first Anniversary Date and 50% on the second Anniversary Date).
The total earn-out consideration of US$4,700,000 ($6,458,000) is contingent upon the future financial performance of the acquired business over the 12-month period following the acquisition date. The contingent consideration included in the purchase consideration is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount. The contingent consideration liability is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 17.8%.
For the year ended March 31, 2026, the Company incurred acquisition-related costs pertaining to the eVerge Acquisition of approximately $883,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.
Divestiture of Datum
On March 31, 2026, the Company sold all of the issued and outstanding shares of U.S.-based Datum Consulting Group, LLC and its International affiliates ("Datum", the "Datum Transaction") to Medivra Holdings LLC (the “Purchaser”), an entity controlled by the former Senior Vice President of Alithya’s Industry Solutions cash-generating unit ("CGU"). In consideration for the sale of Datum, the Company received a minority equity interest of 24.5% in the capital of Purchaser for a value of $2,501,000 and a note receivable for various working capital adjustments of $3,277,000 to be paid within 120 days, for a total consideration of $5,778,000. The minority equity interest is presented as investment in an associate.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 14

Prior to the transaction, an impairment test was performed and an additional impairment of intangibles of $3,100,000 was recorded to bring the Industry Solutions cash-generating unit's ("CGU") carrying value to its recoverable amount based on value-in-use. In addition, during the quarter ended September 30, 2025, an impairment of goodwill of $9,723,000 and an impairment of intangibles of $1,805,000 for the Industry Solutions CGU were recorded.

Business acquisition realized in the fiscal year ended March 31, 2025
Acquisition of XRM Vision
On December 1, 2024, the Company acquired all of the issued and outstanding shares of Canadian-based XRM Vision Inc. and all of its affiliates (“XRM Vision”) (the “XRM Acquisition”), a recognized Microsoft partner. Management expects that XRM Vision’s expertise will complement its existing business and will reinforce Alithya’s smart shoring capabilities.
The XRM Acquisition was completed for total consideration of up to $34,384,000, in aggregate.
The total purchase consideration of up to $30,009,000 consisted of: (i) $7,377,000 paid in cash at closing; (ii) final working capital adjustment of $632,000, included in accounts payable and accrued liabilities as at March 31, 2025 and paid during the year ended March 31, 2026; (iii) $2,875,000 paid by the issuance of 1,724,550 Subordinate Voting Shares; (iv) $8,625,000 of balance of sale, payable over three years on December 1, 2025, 2026 and 2027 (the "Anniversary Dates"); and (v) potential earn-out consideration of up to $10,500,000, including $9,000,000 payable in cash and $1,500,000 by the issuance of Subordinate Voting Shares.
The total other consideration of $4,375,000 consisted of: (i) 1,724,553 Subordinate Voting Shares, with a fair value of $2,875,000, issued at closing; and (ii) Subordinate Voting Shares with a value of up to $1,500,000 which may be issued as part of the earn-out consideration. These Subordinate Voting Shares issued and/or issuable are subject to claw-back clauses based on continued employment and accordingly, these share considerations are recognized as share-based compensation granted on business acquisition over three years.
The number of Subordinate Voting Shares issuable as part of the earn-out will be determined by dividing the earn-out amount payable in Subordinate Voting Shares by the Volume Weighted Average Price (‘’VWAP’’) for the 15 trading days ending on and including the date that is 2 business days prior to the payment date of the earn-out. The settlement of the earn-out will be due after the 18 months following closing, once the earn-out consideration has been finalized.
The total earn-out consideration of $12,000,000, in aggregate, is contingent upon the future financial performance of the acquired business over a consecutive 12-month period within the 18 months following the acquisition date. At acquisition, the undiscounted scenario-based weighted average expected payout amount for the total potential earn-out consideration was $7,260,000.
The fair value of the earn-out purchase price consideration of $5,104,000 is classified as a financial liability recorded at fair value through profit and loss and comprised an undiscounted scenario-based weighted average expected payout amount for the potential earn-out consideration included in the purchase consideration of $6,353,000. The contingent consideration liability included in the purchase price is included in Level 3 of the fair value hierarchy and will be remeasured at fair value at each reporting date. The fair value was determined using

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 15

a scenario-based method, under which the Company identifies multiple outcomes, probability-weights the contingent consideration payoff under each outcome, and discounts the result to arrive at the expected present value of the contingent consideration. At acquisition date, the discount rate used was 15.7%. Subsequent changes to the fair value of contingent consideration liability included in the purchase price will be recorded to business acquisition, integration and reorganization costs. There were no substantive changes to the contingent consideration liability as at March 31, 2025.
As part of the XRM Acquisition, the Company assumed $829,000 of long-term debt of which an amount of $333,000 was repaid immediately upon closing.
Please refer to Note 4 of Alithya's Q4 Financial Statements for additional details regarding the eVerge and XRM Acquisitions and the Datum Transaction, all of which are hereby incorporated by reference.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 16

8. Results of Operations

	For the three months ended March 31,		For the years ended March 31,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Revenues	113,776	125,331	477,388	473,481
Cost of revenues	70,783	79,240	315,308	317,347
Gross margin	42,993	46,091	162,080	156,134

Operating expenses
Selling, general and administrative expenses	31,823	29,739	122,152	116,081
Business acquisition, integration and reorganization costs (recovery)	6,294	(1,322)	4,084	(1,234)
Depreciation	788	1,158	3,499	4,523
Amortization of intangibles	4,239	4,837	18,636	18,926
Impairment of goodwill and intangibles	3,100	—	41,128	5,144
Foreign exchange (gain) loss	(604)	187	674	(258)
	45,640	34,599	190,173	143,182
Operating (loss) income	(2,647)	11,492	(28,093)	12,952
Net financial expenses	2,164	2,636	9,469	8,882
(Loss) earnings before income taxes	(4,811)	8,856	(37,562)	4,070
Income tax expense (recovery)
Current	434	498	2,725	1,276
Deferred	3,432	315	(1,510)	1,499
	3,866	813	1,215	2,775
Net (loss) earnings	(8,677)	8,043	(38,777)	1,295
Basic and diluted (loss) earnings per share	(0.09)	0.08	(0.40)	0.01

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 17

8.1 Revenues
The following table reconciles Constant Dollar Revenue(1) to revenues by geographic location:

	For the three months ended March 31,			For the twelve months ended March 31,
(in $ thousands, except for percentages)	2026	2025	% (2)	2026	2025	% (2)

Total Alithya revenue as reported	113,776	125,331	(9.2)%	477,388	473,481	0.8%
Variation prior to foreign currency impact	(7.6)%			0.8%
Foreign currency impact	(1.6)%			—%
Variation over previous period	(9.2)%			0.8%
U.S.
Constant dollar revenue	58,199	54,151	7.5%	234,830	200,515	17.1%
Foreign currency impact	(2,594)			(1,672)
U.S. revenue as reported	55,605	54,151	2.7%	233,158	200,515	16.3%
Canada
Constant dollar revenue	49,658	65,430	(24.1)%	218,532	251,902	(13.2)%
Foreign currency impact	—			—
Canada revenue as reported	49,658	65,430	(24.1)%	218,532	251,902	(13.2)%
International
Constant dollar revenue	8,002	5,750	39.2%	23,957	21,064	13.7%
Foreign currency impact	511			1,741
International revenue as reported	8,513	5,750	48.1%	25,698	21,064	22.0%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
(2) The percentages represent Constant Dollar Growth, which is a non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Revenues amounted to $113.8 million for the three months ended March 31, 2026, representing a decrease of $11.5 million, or 9.2%, from $125.3 million for the three months ended March 31, 2025.
U.S. revenues increased by $1.4 million, or 2.6%, to $55.6 million for the three months ended March 31, 2026, from $54.2 million for the three months ended March 31, 2025, due primarily to revenues from the eVerge Acquisition, partially offset by an unfavorable US$ exchange rate impact of $2.6 million between the two periods, a reduction in revenues from operations related to Datum as management focused on growth initiatives in core activities, and a slight decrease in enterprise transformation services due to fewer client project go-lives compared to the same period last year.
Revenues in Canada decreased by $15.7 million, or 24.0%, to $49.7 million for the three months ended March 31, 2026, from $65.4 million for the three months ended March 31, 2025. The decrease in revenues was due primarily to reduced revenues from government contracts, certain client projects reaching maturity and a decrease in enterprise transformation services.
International revenues increased by $2.8 million, or 49.1%, to $8.5 million for the three months ended March 31, 2026, from $5.7 million for the three months ended March 31, 2025. The increase in revenues was

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 18

primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $0.5 million between the two periods.
Revenues amounted to $477.4 million for the twelve months ended March 31, 2026, representing an increase of $3.9 million, or 0.8%, from $473.5 million for the twelve months ended March 31, 2025.
U.S. revenues increased by $32.7 million, or 16.3%, to $233.2 million for the twelve months ended March 31, 2026, from $200.5 million for the twelve months ended March 31, 2025, due primarily to revenues from eVerge since its acquisition on May 31, 2025, and organic growth in enterprise transformation services, partially offset by a reduction in revenues from operations related to Datum as management focused on growth initiatives in core activities and an unfavorable US$ exchange rate impact of $1.7 million between the two periods.
Revenues in Canada decreased by $33.4 million, or 13.3%, to $218.5 million for the twelve months ended March 31, 2026, from $251.9 million for the twelve months ended March 31, 2025. The decrease in revenues was due primarily to certain client projects reaching maturity, a reduction in revenues from government contracts, and a decrease in enterprise transformation services, partially offset by increased revenues from projects in the banking sector and a full year of revenues from XRM Vision.
International revenues increased by $4.6 million, or 21.8%, to $25.7 million for the twelve months ended March 31, 2026, from $21.1 million for the twelve months ended March 31, 2025. The increase in revenues was primarily due to organic growth in enterprise transformation services and a favorable foreign exchange rate impact of $1.7 million between the two periods.
8.2 Gross Margin
Gross margin decreased by $3.1 million, or 6.7%, to $43.0 million for the three months ended March 31, 2026, from $46.1 million for the three months ended March 31, 2025. Gross margin as a percentage of revenues increased to 37.8% for the three months ended March 31, 2026, from 36.8% for the three months ended March 31, 2025.
In the U.S., Gross Margin as a Percentage of Revenues decreased compared to the same quarter last year, primarily due to a lower contribution from operations related to Datum as management focused on growth initiatives in core activities, partially offset by the increased use of our smart shoring capabilities.
In Canada, Gross Margin as a Percentage of Revenues increased compared to the same quarter last year, mainly due to the recognition of non-refundable tax credits related to previous years available for carryforwards, and a proportionally larger decrease in the use of subcontractors compared to permanent employees, partially offset by a decrease in utilization rates.
International Gross Margin as a Percentage of Revenues increased compared to the same quarter last year, mainly due to additional enterprise transformation services delivered in this segment.
Gross margin increased by $6.0 million, or 3.8%, to $162.1 million for the twelve months ended March 31, 2026, from $156.1 million for the twelve months ended March 31, 2025. Gross margin as a percentage of revenues increased to 34.0% for the twelve months ended March 31, 2026, from 33.0% for the twelve months ended March 31, 2025.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 19

In the U.S., Gross Margin as a Percentage of Revenues decreased slightly for the twelve months ended March 31, 2026, compared to the same period last year, due to a lower contribution from operations related to Datum as management focused on growth initiatives in core activities.
In Canada, Gross Margin as a Percentage of Revenues increased for the twelve months ended March 31, 2026, compared to the same period last year, mainly due to a reduction in revenues from lower gross margin clients in favor of higher-value offerings, the recognition of non-refundable tax credits related to previous years available for carryforwards, and a proportionally larger decrease in the use of subcontractors compared to permanent employees, partially offset by a decrease in utilization rates.
International Gross Margin as a Percentage of Revenues remained constant for the twelve months ended March 31, 2026 and 2025.
8.3 Operating Expenses
8.3.1 Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, occupancy costs, information technology and communications costs, share-based compensation, professional fees, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $31.8 million for the three months ended March 31, 2026, representing an increase of $2.1 million, or 7.1%, from $29.7 million for the three months ended March 31, 2025, including an increase of $1.3 million of expenses related to eVerge. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 28.0% for the three months ended March 31, 2026, compared to 23.7% for the same period last year. The increase in selling, general and administrative expenses was mainly due to expenses from eVerge, increased share-based compensation, professional fees and employee compensation costs, mainly stemming from variable compensation.
U.S. expenses increased by $0.9 million, or 7.2%, to $13.4 million for the three months ended March 31, 2026, from $12.5 million for the three months ended March 31, 2025, due primarily to $1.3 million of expenses from eVerge and increased professional fees, partially offset by decreased employee compensation costs and occupancy costs.
In Canada, expenses increased by $1.9 million, or 12.0%, to $17.7 million for the three months ended March 31, 2026, from $15.8 million for the three months ended March 31, 2025, due primarily to increased employee compensation costs, stemming from variable compensation, occupancy costs, professional fees, and share-based compensation, partially offset by decreased recruiting fees.
International expenses decreased by $0.7 million, or 50.0%, to $0.7 million for the three months ended March 31, 2026, from $1.4 million for the three months ended March 31, 2025, mainly due to a decrease in employee compensation costs, resulting from severance consisting of termination and benefit costs for management personnel in the fourth quarter of last fiscal year.
Selling, general and administrative expenses totaled $122.2 million for the twelve months ended March 31, 2026, representing an increase of $6.1 million, or 5.3%, from $116.1 million for the twelve months ended March 31, 2025, due to an increase of $8.3 million of expenses from a full year of XRM Vision and

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 20

eVerge since its acquisition on May 31, 2025. Selling, General and Administrative Expenses as a Percentage of Revenues amounted to 25.6% for the twelve months ended March 31, 2026, compared to 24.5% for the twelve months ended March 31, 2025. The increase in selling, general and administrative expenses was driven mainly by expenses from eVerge, since its acquisition on May 31, 2025, a full year of XRM Vision, and increased professional fees and share-based compensation, partially offset by a decrease in employee compensation costs, resulting primarily from $2.1 million of severance consisting of termination and benefit costs for management personnel in the first and fourth quarters of last fiscal year, and decreased information technology and communications costs and business development costs.
U.S. expenses increased by $1.4 million, or 2.7%, to $53.3 million for the twelve months ended March 31, 2026, from $51.9 million for the twelve months ended March 31, 2025, due primarily to $5.7 million of expenses from eVerge, since its acquisition on May 31, 2025, and increased share-based compensation, partially offset by decreased employee compensation costs, including severance consisting of termination and benefit costs for management personnel in the first quarter of the last fiscal year, and decreased information technology and communications costs. The increased expenses include a favorable US$ exchange rate impact of $0.4 million.
Expenses in Canada increased by $5.4 million, or 9.0%, to $65.2 million for the twelve months ended March 31, 2026, from $59.8 million for the twelve months ended March 31, 2025, due primarily to $2.6 million of expenses from XRM Vision, increased professional fees, occupancy costs and employee compensation costs, partially offset by decreased recruiting and training fees.
International expenses decreased by $0.7 million, or 15.9%, to $3.7 million for the twelve months ended March 31, 2026, from $4.4 million for the twelve months ended March 31, 2025, mainly due to a decrease in employee compensation costs, resulting from severance consisting of termination and benefit costs for management personnel in the fourth quarter of last fiscal year.
8.3.2 Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Stock options	15	64	80	200
Share purchase plan – employer contribution	311	316	1,319	1,333
Share-based compensation granted on business acquisitions	200	720	1,417	1,683
DSUs	838	177	1,400	722
RSUs	358	272	1,758	1,122
PSUs	(238)	(634)	841	283
	1,484	915	6,815	5,343

Share-based compensation amounted to $1.5 million for the three months ended March 31, 2026 representing an increase of $0.6 million, from $0.9 for the three months ended March 31, 2025. The increase in share-based compensation was driven primarily by increased expenses related to DSUs and lower recovery of expenses

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 21

related to PSUs resulting from management's review of assumptions regarding the achievement of performance conditions, partially offset by decreased in share-based compensation granted on the XRM Acquisition.
Share-based compensation amounted to $6.8 million for the twelve months ended March 31, 2026, representing an increase of $1.5 million, from $5.3 million for the twelve months ended March 31, 2025. The increase in share-based compensation was driven primarily by increased expenses related to DSUs, RSUs and PSUs, partially offset by decreased share-based compensation granted on the XRM Acquisition.
8.3.3 Business Acquisition, Integration and Reorganization Costs (Recovery)
Business acquisition, integration and reorganization costs amounted to $6.3 million for the three months ended March 31, 2026, representing a change of $7.6 million, from a $1.3 million recovery for the three months ended March 31, 2025. The increase in cost was driven primarily by a $3.0 million increase in contingent consideration adjustment related to the eVerge Acquisition as a result of changes in estimates of profitability targets, a $2.8 million decrease in contingent consideration recovery related to the earn-out consideration from the acquisition of Datum Consulting Group, LLC and its international affiliates on July 1, 2022 (the "Datum Acquisition") adjusted in the same quarter last year, a $1.2 million increase in reorganization costs mostly related to the Datum Transaction and a $0.6 million increase in integration cost.
Business acquisition, integration and reorganization costs amounted to $4.1 million for the twelve months ended March 31, 2026, representing a change of $5.3 million, from a $1.2 million recovery for the twelve months ended March 31, 2025. The increase in cost was driven primarily by a contingent consideration recovery of $5.6 million related to the earn-out consideration from the Datum Acquisition adjusted in the last fiscal year, a $1.0 million increase in reorganization costs mostly related to the Datum Transaction, a $0.9 million increase in integration cost, partially offset by a $2.1 million gain from change in fair value of contingent consideration, stemming from a $5.4 million gain related to the XRM Acquisition and a $3.3 million loss related to the eVerge Acquisition, as a result of changes in estimates of profitability targets.
8.3.4 Depreciation
Depreciation totaled $0.8 million for the three months ended March 31, 2026, compared to $1.2 million for the three months ended March 31, 2025. These costs consisted primarily of depreciation of right-of-use assets, which decreased by $0.4 million, and depreciation of Alithya’s property and equipment.
Depreciation totaled $3.5 million for the twelve months ended March 31, 2026, compared to $4.5 million for the twelve months ended March 31, 2025. These costs consisted primarily of depreciation of right-of-use assets, which decreased by $0.6 million and depreciation of Alithya’s property and equipment, which decreased by $0.4 million.
8.3.5 Amortization of Intangibles
Amortization of intangibles totaled $4.2 million for the three months ended March 31, 2026, compared to $4.8 million for the three months ended March 31, 2025. These costs consisted of amortization of non-compete agreements and software, which decreased as certain intangibles were fully amortized compared to the same quarter last year, partially offset by amortization of customer relationships recognized on acquisitions, which increased by $0.6 million following the eVerge and XRM Vision acquisitions.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 22

Amortization of intangibles totaled $18.6 million for the twelve months ended March 31, 2026, compared to $18.9 million for the twelve months ended March 31, 2025. These costs consisted primarily of amortization of customer relationships recognized on acquisitions, which increased by $3.6 million following the XRM Vision and eVerge acquisitions, offset by decreased amortization of software, which decreased by $3.1 million, and non-compete agreements, which decreased by $0.8 million, as certain intangibles were fully amortized compared to the same period last year.
8.3.6 Impairment of Goodwill and Intangibles
The carrying amounts of the Company's goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Company assesses whether there is any indication of impairment.
During the three months ended March 31, 2026, an impairment loss of $3.1 million was recognized prior to the Datum Transaction to bring the Industry Solutions CGU’s carrying value to its recoverable amount based on value in use.
During the twelve months ended March 31, 2026, management concluded that profitability targets not being achieved for the Canada and Industry Solutions CGUs constituted an indication of impairment. A total impairment loss of $41.1 million was recognized on goodwill and intangibles from the Canada and Industry Solutions CGUs. This resulted in an impairment loss on goodwill of $26.5 million for the Canada CGU and $9.7 million for the Industry Solutions CGU and in an impairment of intangibles of $4.9 million for the Industry Solutions CGU.
During the twelve months ended March 31, 2025, an impairment loss of $5.1 million was recognized on goodwill for the Industry Solutions CGU. During last fiscal year, contingent consideration adjustments of $5.6 million were recorded, related to the Datum Acquisition’s potential earn-out consideration due to profitability targets not being achieved. Management concluded the profitability targets not being achieved constituted an indication of impairment.
For more details on impairment testing of goodwill, refer to Note 9 of the Q4 Financial Statements.
8.3.7 Foreign Exchange (Gain) Loss
Foreign exchange gain amounted to $0.6 million for the three months ended March 31, 2026, compared to a loss of $0.2 million for the three months ended March 31, 2025.
Foreign exchange loss amounted to $0.7 million for the twelve months ended March 31, 2026, compared to a gain of $0.3 million for the twelve months ended March 31, 2025.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 23

8.4 Other Income and Expenses
8.4.1 Net Financial Expenses
Net financial expenses are summarized in the table below:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Interest on long-term debt	1,623	1,885	7,142	7,339
Interest on lease liabilities	72	110	338	466
Amortization of finance costs	38	56	190	242
Interest accretion on balances of purchase price payable	278	425	1,186	675
Financing fees	193	225	1,003	562
Interest income	(40)	(65)	(390)	(402)
	2,164	2,636	9,469	8,882

Net financial expenses amounted to $2.2 million for the three months ended March 31, 2026, representing a decrease of $0.4 million, or 17.9%, from $2.6 million for the three months ended March 31, 2025, driven mainly by decreased interest on long-term debt and interest accretion on balances of purchase price payable.
Net financial expenses amounted to $9.5 million for the twelve months ended March 31, 2026, representing an increase of $0.6 million, or 6.6%, from $8.9 million for the twelve months ended March 31, 2025, driven mainly by increased interest accretion on balances of purchase price payable, mainly from the XRM Vision and eVerge acquisitions, and increased financing fees, partially offset by decreased interest on lease liabilities and interest on long-term debt.
8.4.2 Income Taxes
Income tax expense amounted to $3.9 million for the three months ended March 31, 2026, representing an increase of $3.1 million, from $0.8 million for the three months ended March 31, 2025. The increase in income tax expense was partly driven by the reversal of deferred tax assets related to prior years' net operating losses of the Company. These deferred tax assets, amounting to $1.8 million, had initially been recognized in the first quarter of this year upon concluding that their realization was probable, due to the deferred tax liability arising from the eVerge Acquisition. During the quarter ended March 31, 2026, upon final completion of the purchase price allocation, this deferred tax liability was offset by deferred tax assets recognized in the opening balance sheet of eVerge. The remainder of the increase in income tax expense resulted from additional reversals of deferred tax assets that no longer met the criteria for recognition following the impairment of intangibles and the Datum Transaction, as well as a deferred tax expense arising from the recognition of previously unrecognized non-refundable tax credits.
Income tax expense amounted to $1.2 million for the twelve months ended March 31, 2026, representing a decrease of $1.6 million, from $2.8 million for the twelve months ended March 31, 2025. The decrease in income tax expense resulted from the recognition of deferred tax assets related to losses in certain entities that met the criteria for recognition during the period. The decrease was partially offset by an increase in current

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 24

income tax expense resulting from higher taxable income in certain jurisdictions. Certain entities of the Group, with a history of losses, do not recognize deferred tax assets related to their losses in the current and prior periods.
8.5 Net (Loss) Earnings and (Loss) Earnings per Share
Net loss for the three months ended March 31, 2026 was $8.7 million, representing a change of $16.7 million, from net earnings of $8.0 million for the three months ended March 31, 2025. The increased loss was mainly driven by the decreased gross margin, caused by lower revenues and decreased utilization rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, increased selling, general and administrative expenses, mainly due to an increase of $1.3 million of expenses related to eVerge, increased business acquisition, integration and reorganization costs, driven primarily by a $3.0 million increase in contingent consideration adjustment related to the eVerge Acquisition, an impairment of intangibles of $3.1 million related to Datum and increased income tax expense, partially offset by decreased depreciation and amortization of intangibles, and increased foreign exchange gain for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.09 for the three months ended March 31, 2026, compared to earnings of $0.08 per share for the three months ended March 31, 2025.
Net loss for the twelve months ended March 31, 2026 was $38.8 million, representing a change of $40.1 million, from net earnings of $1.3 million for the twelve months ended March 31, 2025. The increased loss was driven by the $41.1 million impairment of goodwill and intangibles, increased selling, general and administrative expenses, due to an increase of $8.3 million of expenses related to XRM Vision and eVerge, increased business acquisition, integration and reorganization costs, and increased foreign exchange loss, partially offset by increased gross margin, driven by positive contributions from the acquisitions of XRM Vision and eVerge and the recognition of non-refundable tax credits related to previous years available for carryforwards, and decreased depreciation and amortization of intangibles and decreased income tax expense for the twelve months ended March 31, 2026, compared to the twelve months ended March 31, 2025. On a per share basis, this translated into a basic and diluted loss per share of $0.40 for the twelve months ended March 31, 2026, compared to earnings of $0.01 per share for the twelve months ended March 31, 2025.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 25

8.6 Adjusted Net Earnings and Adjusted Net Earnings per Share
The following table reconciles net (loss) earnings to Adjusted Net Earnings:

	For the three months ended March 31,		For the years ended March 31,
(in $ thousands, except per share data)	2026	2025	2026	2025
	$	$	$	$
Net (loss) earnings	(8,677)	8,043	(38,777)	1,295
Business acquisition, integration and reorganization costs (recovery)	6,294	(1,322)	4,084	(1,234)
Amortization of intangibles	4,239	4,837	18,636	18,926
Share-based compensation	1,484	915	6,815	5,343
Impairment of goodwill and intangibles	3,100	—	41,128	5,144
Loss on disposal of property and equipment and right-of-use assets and loss on lease modification	—	150	310	150
Severance	—	630	—	2,132
Income tax related to deferred tax asset recognized on purchase price allocation	2,260	—	440	—
Effect of income tax related to above items	(983)	(1,027)	(3,878)	(3,607)
Adjusted Net Earnings (1)	7,717	12,226	28,758	28,149
Basic and diluted (loss) earnings per share	(0.09)	0.08	(0.40)	0.01
Adjusted Net Earnings per Share (1)	0.08	0.12	0.29	0.29

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
Adjusted Net Earnings amounted to $7.7 million for the three months ended March 31, 2026, representing a decrease of $4.5 million, or 36.9%, from $12.2 million for the three months ended March 31, 2025. As explained above, the decrease was primarily due to decreased gross margin, caused by lower revenues and decreased utilization rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, increased selling, general and administrative expenses, mainly due to an increase of $1.3 million of expenses related to eVerge, and increased income tax expense, partially offset by decreased depreciation and increased foreign exchange gains for the three months ended March 31, 2026, compared to the three months ended March 31, 2025. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million and net tax impact of $0.3 million, had a positive net impact of $1.0 million on the Adjusted Net Earnings for the three months ended March 31, 2026. This translated into Adjusted Net Earnings per Share of $0.08 for the three months ended March 31, 2026, compared to $0.12 for the three months ended March 31, 2025.
Adjusted Net Earnings amounted to $28.8 million for the twelve months ended March 31, 2026, representing an increase of $0.7 million, or 2.2%, from $28.1 million for the twelve months ended March 31, 2025. The increase was primarily due to increased gross margin, driven by positive contributions from the acquisitions of XRM Vision and eVerge and the recognition of non-refundable tax credits related to previous years available for carryforwards, decreased depreciation, and decreased income tax expense, partially offset by increased selling, general and administrative expenses, due to an increase of $8.3 million of expenses related to XRM Vision and eVerge, and increased foreign exchange loss. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million and net tax impact of $0.3 million, had a positive net impact of $1.0 million on the Adjusted Net Earnings for the twelve

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 26

months ended March 31, 2026. This translated into Adjusted Net Earnings per Share of $0.29 for the twelve months ended March 31, 2026 and 2025.
8.7 Segment Reporting
Operating income by segment refers to operating income before head office general and administrative expenses, business acquisition, integration and reorganization costs (recovery), depreciation and amortization, foreign exchange loss (gain) and impairment of goodwill and intangibles, which are not considered when assessing the underlying financial performance of the reportable segments as they are not directly related to the segment’s operations. Head office general and administrative expenses are expenses and salaries related to centralized functions, such as global finance, legal, human capital, and technology teams, which are not allocated to segments.
The following tables present the Company's operations based on reportable segments:

	For the three months ended March 31, 2026
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	55,605	49,658	8,513	113,776

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	42,299	43,765	6,178	92,242
Tax credits	—	(8,269)	(79)	(8,348)
Licenses and telecommunication	1,748	1,095	162	3,005
Other expenses	1,568	1,453	164	3,185
	45,615	38,044	6,425	90,084
Operating income by segment	9,990	11,614	2,088	23,692
Head office general and administrative expenses				12,522
Business acquisition, integration and reorganization costs (a)				6,294
Foreign exchange gain				(604)
Operating income before depreciation and amortization and impairment of intangibles				5,480
Depreciation and amortization				5,027
Impairment of intangibles (a)				3,100
Operating loss				(2,647)

(a) The contingent consideration adjustment, representing a loss of $2,998,000 included in business acquisition, integration and reorganization costs, and the impairment of intangibles relate to the U.S. segment.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 27

	For the three months ended March 31, 2025
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	54,151	65,430	5,750	125,331

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	37,464	53,476	5,013	95,953
Tax credits	—	(3,299)	(138)	(3,437)
Licenses and telecommunication	1,490	947	176	2,613
Other expenses	1,370	1,363	195	2,928
	40,324	52,487	5,246	98,057
Operating income by segment	13,827	12,943	504	27,274
Head office general and administrative expenses				10,922
Business acquisition, integration and reorganization costs recovery (a)				(1,322)
Foreign exchange loss				187
Operating income before depreciation and amortization				17,487
Depreciation and amortization				5,995
Operating income				11,492

(a) The recovery of $2,829,000 included in business acquisition, integration and reorganization costs recovery relates to the U.S. segment. The reorganization costs included in business acquisition, integration and reorganization costs recovery mostly relate to the Canada segment.

	For the twelve months ended March 31, 2026
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	233,158	218,532	25,698	477,388

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	172,718	188,149	20,689	381,556
Tax credits	—	(12,675)	(165)	(12,840)
Licenses and telecommunication	7,213	4,222	675	12,110
Other expenses	6,701	5,220	863	12,784
	186,632	184,916	22,062	393,610
Operating income by segment	46,526	33,616	3,636	83,778
Head office general and administrative expenses				43,850
Business acquisition, integration and reorganization costs (a)				4,084
Foreign exchange loss				674
Operating income before depreciation and amortization and impairment of goodwill and intangibles				35,170
Depreciation and amortization				22,135
Impairment of goodwill and intangibles (b)				41,128
Operating loss				(28,093)

(a)The contingent consideration adjustment, representing an unrealized gain of $5,358,000 and an unrealized loss of $3,270,000 relate to the Canada and the U.S. segments, respectively. The reorganization costs included in business acquisition, integration and reorganization costs, relate mostly to the Canada segment.
(b) Impairment of goodwill in the amount of $26,500,000 relates to the Canada segment and impairment of goodwill and intangibles in the amounts of $9,723,000 and $4,905,000, respectively, relate to the U.S. segment.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 28

	For the twelve months ended March 31, 2025
(in $ thousands)	U.S.	Canada	International	Total
	$	$	$	$
Revenues	200,515	251,902	21,064	473,481

Cost of revenues and operating expenses
Employee compensation and subcontractor costs	148,656	212,159	18,048	378,863
Tax credits	—	(8,968)	(153)	(9,121)
Licenses and telecommunication	5,898	3,419	490	9,807
Other expenses	6,264	4,953	870	12,087
	160,818	211,563	19,255	391,636
Operating income by segment	39,697	40,339	1,809	81,845
Head office general and administrative expenses				41,792
Business acquisition, integration and reorganization costs recovery (a)				(1,234)
Foreign exchange gain				(258)
Operating income before depreciation, amortization and impairment of goodwill				41,545
Depreciation and amortization				23,449
Impairment of goodwill (a)				5,144
Operating income				12,952

(a) The recovery of $5,567,000 from the contingent consideration adjustment included in business acquisition, integration and reorganization costs recovery and the impairment of goodwill relate to the U.S. segment. The reorganization costs included in business acquisition, integration and reorganization costs recovery mostly relate to the Canada segment.
For a discussion of revenue variances by segment, refer to section 8.1 titled “Revenues”. For additional discussion on business acquisition, integration and reorganization costs (recovery) and on impairment of goodwill and intangibles, refer to sections 8.3.3 and 8.3.6, respectively, and titled accordingly.
Operating income by segment in the U.S. decreased by $3.8 million, or 27.8%, to $10.0 million for the three months ended March 31, 2026, from $13.8 million for the three months ended March 31, 2025, primarily due to increased employee compensation and subcontractor costs and increased licenses and telecommunication costs, partially offset by increased revenues and a positive margin contribution from eVerge.
Operating income by segment in Canada decreased by $1.3 million, or 10.3%, to $11.6 million for the three months ended March 31, 2026, from $12.9 million for the three months ended March 31, 2025, due to decreased revenues, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards and decreased employee compensation and subcontractor costs.
Operating income for the international segment increased by $1.6 million, or 314.3%, to $2.1 million for the three months ended March 31, 2026, from $0.5 million for the three months ended March 31, 2025, primarily due to increased revenues, partially offset by increased employee compensation and subcontractor costs.
Operating income by segment in the U.S. increased by $6.8 million, or 17.2%, to $46.5 million for the twelve months ended March 31, 2026, from $39.7 million for the twelve months ended March 31, 2025, primarily due to increased revenues and a positive margin contribution from eVerge since its acquisition on May 31, 2025, partially offset by increased employee compensation and subcontractor costs and increased licenses and telecommunication costs.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 29

Operating income by segment in Canada decreased by $6.7 million, or 16.7%, to $33.6 million for the twelve months ended March 31, 2026, from $40.3 million for the twelve months ended March 31, 2025, primarily due to decreased revenues, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, decreased employee compensation and subcontractor costs and a positive margin contribution from XRM Vision.
Operating income for the international segment increased by $1.8 million, or 101.0%, to $3.6 million for the twelve months ended March 31, 2026, from $1.8 million for the twelve months ended March 31, 2025, primarily due to increased revenues, partially offset by increased employee compensation and subcontractor costs and licenses and telecommunication costs.
8.8 EBITDA and Adjusted EBITDA
The following table reconciles net (loss) earnings to EBITDA and Adjusted EBITDA:

	For the three months ended March 31,		For the years ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Revenues	113,776	125,331	477,388	473,481
Net (loss) earnings	(8,677)	8,043	(38,777)	1,295
Net financial expenses	2,164	2,636	9,469	8,882
Income tax expense	3,866	813	1,215	2,775
Depreciation	788	1,158	3,499	4,523
Amortization of intangibles	4,239	4,837	18,636	18,926
EBITDA (1)	2,380	17,487	(5,958)	36,401
EBITDA Margin (1)	2.1%	14.0%	(1.2)%	7.7%
Adjusted for:
Foreign exchange (gain) loss	(604)	187	674	(258)
Share-based compensation	1,484	915	6,815	5,343
Business acquisition, integration and reorganization costs (recovery)	6,294	(1,322)	4,084	(1,234)
Impairment of goodwill and intangibles	3,100	—	41,128	5,144
Loss on disposal of property and equipment, intangible and lease modification	—	150	310	150
Severance	—	630	—	2,132
Adjusted EBITDA (1)	12,654	18,047	47,053	47,678
Adjusted EBITDA Margin (1)	11.1%	14.4%	9.9%	10.1%

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
EBITDA amounted to $2.4 million for the three months ended March 31, 2026, representing a decrease of $15.1 million, from $17.5 million for the three months ended March 31, 2025. EBITDA Margin was equal to 2.1% for the three months ended March 31, 2026, compared to 14.0% for the three months ended March 31, 2025.
Adjusted EBITDA amounted to $12.7 million for the three months ended March 31, 2026, representing a decrease of $5.3 million, or 29.9%, from $18.0 million for the three months ended March 31, 2025. As explained above, the decrease was due to decreased gross margin, caused by lower revenues and decreased utilization

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 30

rates, partially offset by the recognition of non-refundable tax credits related to previous years available for carryforwards, and increased selling, general and administrative expenses, mainly due to additional expenses related to eVerge. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million, had a positive net impact of $1.3 million on the Adjusted EBITDA for the three months ended March 31, 2026. Adjusted EBITDA Margin was 11.1% for the three months ended March 31, 2026, compared to 14.4% for the three months ended March 31, 2025.
EBITDA amounted to a loss of $6.0 million for the twelve months ended March 31, 2026, representing a decrease of $42.4 million, from a positive EBITDA of $36.4 million for the twelve months ended March 31, 2025, due primarily to the impairment of goodwill and intangibles. EBITDA Margin was equal to (1.2)% for the twelve months ended March 31, 2026, compared to 7.7% for the twelve months ended March 31, 2025.
Adjusted EBITDA amounted to $47.1 million for the twelve months ended March 31, 2026, representing a decrease of $0.6 million, or 1.3%, from $47.7 million for the twelve months ended March 31, 2025. As explained above, the decrease was due primarily to increased selling, general and administrative expenses, due to additional expenses related to XRM Vision and eVerge, partially offset by increased gross margin, driven by positive contributions from the acquisitions of XRM Vision and eVerge and the recognition of non-refundable tax credits related to previous years available for carryforwards. The recognition of non-refundable tax credits mentioned above, in the amount of $5.8 million, net of the triggered variable compensation expense of $4.5 million, had a positive net impact of $1.3 million on the Adjusted EBITDA for the twelve months ended March 31, 2026. Adjusted EBITDA Margin was 9.9% for the twelve months ended March 31, 2026, compared to 10.1% for the twelve months ended March 31, 2025.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 31

9. Bookings and Backlog
Bookings(1) during the three months ended March 31, 2026 were $94.3 million, which translated into a Book-to-Bill Ratio(1) of 0.83 for the quarter, compared to Bookings of $100.1 million and a Book-to-Bill Ratio of 0.80 for the same quarter last year. The Book-to-Bill Ratio would have been 0.90 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded, compared to 0.89 for the same quarter last year. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
For the twelve months ended March 31, 2026, Bookings were $434.2 million, which translated into a Book-to-Bill ratio of 0.91, compared to Bookings of $420.7 million and a Book-to-Bill Ratio of 0.89 last year. The Book-to-Bill Ratio would have been 1.00 if revenues from the two long-term contracts signed as part of an acquisition in the first quarter of fiscal year 2022 were excluded for the twelve months ended March 31, 2026 and 2025. Bookings are affected by customer investment cycles and current economic conditions, causing some buyer hesitancy and longer sales cycles.
Management believes information regarding Bookings can provide useful trend insight to investors regarding changes in the volume of new business over time. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. As such, the amount of the contract actually realized could materially differ from the initial Bookings.
As at March 31, 2026 and 2025, Backlog(1) represented approximately 14 months and 16 months of trailing twelve-month revenues, respectively. The Backlog includes revenue agreements for projects which may extend beyond twelve months.
Management believes that Backlog information can provide useful trend insight to investors regarding changes in management’s best estimate of future revenues stemming from signed revenue agreements. However, contracts typically provide termination clauses at the option of the customer. Furthermore, modifications of the scope of work and demand-driven usage may occur. There can also be no assurance that subsequent cancellations or scope adjustments will not occur, that the Backlog will ultimately result in earnings, or when the related revenues and earnings from such Backlog will be recognized. As such, the amount of the contract actually realized could materially differ from the amount included in Backlog at a given date.

(1) This is an other financial measure. Refer to section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition of this other financial measure.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 32

10. Financial Position

As at	March 31,
(in $ thousands)	2026	2025
	$	$
Current assets	138,243	145,705
Non-current assets	243,715	280,275
Total Assets	381,958	425,980

Current liabilities	110,326	117,528
Non-current liabilities	128,941	123,896
Total Liabilities	239,267	241,424
Shareholders' equity	142,691	184,556
Total Liabilities and Shareholders' Equity	381,958	425,980

As at March 31, 2026, total assets and total liabilities and shareholders’ equity were $382.0 million, representing a decrease of $44.0 million, or 10.3%, from $426.0 million as at March 31, 2025. Note that the Datum Transaction resulted in $8.6 million of assets disposed, $2.8 million in liabilities transferred in exchange for an investment of $2.5 million in the Purchaser and a note receivable for various working capital adjustments of $3.3 million as detailed in Note 4 of the Q4 Financial Statements. The ultimate result of the Datum Transaction was a decrease in assets and in liabilities of $2.8 million.
Including the impacts of the Datum Transaction mentioned above, the $44.0 million decrease in total assets was due primarily to a decrease of $22.0 million in goodwill, mainly due to the impairments of $26.5 million of goodwill in the Canada CGU and $9.7 million of goodwill in the Industry Solutions CGU, net of the addition of $16.8 million of goodwill from the eVerge Acquisition, a $19.1 million decrease in intangibles due to amortization from the passage of time and impairment related to Datum, partially offset by intangibles acquired in the eVerge Acquisition, a decrease of $18.8 million in accounts receivable and other receivables, mainly due to higher invoicing at the end of last year from significant go-live projects, timing of collection and an unfavorable foreign exchange rate impact, partially offset by the addition of accounts receivable and other receivables from the eVerge Acquisition, and a $3.1 million decrease in cash. These decreases were partially offset by an increase of $17.3 million in unbilled revenues, mainly due to the timing of major clients invoicing, and a $1.3 million increase in tax credits receivable due to the recognition of $5.8 million of non-refundable tax credits related to previous years available for carryforwards, and credits earned in the current year, partially offset by the receipt of prior-year tax credits.
For a discussion of the variance in cash, including the cash impact of the various assets and liabilities on the balance sheet, refer to section 11 titled "Liquidity and Capital Resources".
Including the impacts of the Datum Transaction mentioned above, the decrease in total liabilities and shareholders’ equity of $44.0 million consisted of a $2.2 million decrease in liabilities and a $41.9 million decrease in equity(1). The decrease in total liabilities was due primarily to decreases of $6.2 million in accounts payable and accrued liabilities, mainly due to the timing of payments, partially offset by the addition of accounts payable and accrued liabilities from the eVerge Acquisition, $3.2 million in lease liabilities, as the Company
(1) For more details, refer to the consolidated statements of changes in shareholders' equity in the Q4 Financial Statements.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 33

continues to reduce its footprint and realize synergies, $2.7 million in deferred revenues, mainly due to the timing of invoicing, and $1.6 million in deferred tax liabilities, mainly caused by the income tax recovery discussed in section 8.4.2. These decreases were partially offset by increases of $11.0 million in long-term debt, as discussed in Section 11.6 titled "Long-Term Debt and Net Debt".
11. Liquidity and Capital Resources
11.1 Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility and subordinated unsecured loans, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three-month and twelve-month periods ended March 31, 2026 and 2025:

	For the three months ended March 31,		For the year ended March 31,
(in $ thousands)	2026	2025	2026	2025
	$	$	$	$
Net cash from operating activities	3,472	17,070	25,827	48,433
Net cash used in investing activities	(1,486)	(482)	(13,614)	(7,823)
Net cash used in financing activities	(2,127)	(14,920)	(14,740)	(34,149)
Effect of exchange rate changes on cash	30	195	(596)	636
Net change in cash	(111)	1,863	(3,123)	7,097
Cash, beginning of period	12,944	14,093	15,956	8,859
Cash, end of period	12,833	15,956	12,833	15,956

11.2 Cash Flows - Operating Activities
For the three months ended March 31, 2026, net cash from operating activities was $3.5 million, representing a decrease of $13.6 million, from $17.1 million for the three months ended March 31, 2025. The cash flows for the three months ended March 31, 2026 resulted primarily from the net loss of $8.7 million, plus $17.0 million of adjustments to the net loss, consisting of non-cash items such as depreciation and amortization, impairment of intangibles, a change in fair value of contingent consideration, deferred taxes, and of net financial expenses, partially offset by unrealized foreign exchange gain, and by $4.8 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended March 31, 2025 resulted primarily from the net earnings of $8.0 million, plus $6.6 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, share-based compensation, deferred taxes, and of net financial expenses, partially offset by a contingent consideration adjustment, unrealized foreign exchange gain, and the cash settlement of RSUs, DSUs, and PSUs, and by $2.5 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $4.8 million during the three months ended March 31, 2026 were mainly due to the timing of payments, collections and invoicing and consisted primarily of

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 34

a $7.6 million increase in unbilled revenues, a $6.9 million increase in tax credits receivable, and a $3.3 million increase in prepaids, partially offset by a $9.0 million increase in accounts payable and accrued liabilities, and a $3.2 million increase in deferred revenues. For the three months ended March 31, 2025, favorable changes in non-cash working capital items of $2.5 million consisted primarily of a $10.1 million increase in accounts payable and accrued liabilities, and an $8.5 million decrease in unbilled revenues, partially offset by an $11.5 million increase in accounts receivable and other receivables, a $3.4 million increase in tax credits receivable, and a $1.5 million increase in prepaids.
For the twelve months ended March 31, 2026, net cash from operating activities was $25.8 million, representing a decrease of $22.6 million, from $48.4 million for the twelve months ended March 31, 2025. The cash flows for the twelve months ended March 31, 2026 resulted primarily from the net loss of $38.8 million, plus $75.6 million of adjustments to the net loss, consisting of a $41.1 million impairment of goodwill and intangibles, and other non-cash items such as depreciation and amortization, share-based compensation and unrealized foreign exchange loss, and of net financial expenses, partially offset by deferred taxes, a change in fair value of contingent consideration, and realized foreign exchange gain, and $11.0 million in unfavorable changes in non-cash working capital items. In comparison, the cash flows for the twelve months ended March 31, 2025 resulted primarily from the net earnings of $1.3 million, plus $36.9 million of adjustments to the net earnings, consisting primarily of non-cash items such as depreciation and amortization, impairment of goodwill, share-based compensation, deferred taxes, and of net financial expenses, partially offset by a contingent consideration adjustment, unrealized foreign exchange gain, and the cash settlement of RSUs, DSUs, and PSUs, and $10.2 million in favorable changes in non-cash working capital items.
Unfavorable changes in non-cash working capital items of $11.0 million during the twelve months ended March 31, 2026 consisted primarily of a $17.8 million increase in unbilled revenues, a $13.0 million decrease in accounts payable and accrued liabilities, a $1.6 million increase in prepaids, and a $1.3 million increase in tax credits receivable, partially offset by a $22.8 million decrease in accounts receivable and other receivables. For the twelve months ended March 31, 2025, favorable changes in non-cash working capital items of $10.2 million consisted primarily of a $9.5 million decrease in accounts receivable and other receivables, a $1.2 million increase in accounts payable and accrued liabilities, a $0.9 million decrease in other assets, a $0.8 million decrease in unbilled revenues, and a $0.7 million decrease in tax credits receivable, partially offset by a $1.7 million decrease in deferred revenues and a $1.2 million increase in prepaids.
11.3 Cash Flows - Investing Activities
For the three months ended March 31, 2026, net cash used in investing activities was $1.5 million, representing an increase of $1.0 million, from $0.5 million for the three months ended March 31, 2025. The cash used in the three months ended March 31, 2026 consisted primarily of $1.0 million in cash disposed of as part of the Datum Transaction, and $0.4 million for the addition of property and equipment as part of the ordinary course of the business. In comparison, net cash used in the three months ended March 31, 2025 consisted primarily of purchases of property and equipment as part of the ordinary course of business.
For the twelve months ended March 31, 2026, net cash used in investing activities was $13.6 million, representing an increase of $5.8 million, from $7.8 million for the twelve months ended March 31, 2025. The cash used in the twelve months ended March 31, 2026 consisted primarily of $10.3 million related to the eVerge Acquisition, net of cash acquired, a working capital adjustment payment of $0.6 million related to the XRM Acquisition, $1.7 million of purchases of property and equipment and intangibles as part of the ordinary course

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 35

of business and $1.0 million in cash disposed of as part of the Datum Transaction. In comparison, the cash used in the twelve months ended March 31, 2025 consisted primarily of $6.4 million related to the XRM Acquisition, net of cash acquired, and $1.4 million of purchases of property and equipment and intangibles as part of the ordinary course of business.
11.4 Cash Flows - Financing Activities
For the three months ended March 31, 2026, net cash used in financing activities was $2.1 million, representing a decrease of $12.8 million, from $14.9 million for the three months ended March 31, 2025. The cash flows for the three months ended March 31, 2026 resulted primarily from $4.6 million in Multiple Voting Shares purchased for cancellation, $4.1 million in repayments of the Credit Facility, and $1.8 million in financial expenses paid, partially offset by $9.0 million in advances on the Credit Facility, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the three months ended March 31, 2025 resulted primarily from $25.3 million in repayments of the Credit Facility, $2.2 million in financial expenses paid, and $1.0 million in repayments of lease liabilities, partially offset by $13.4 million in advances on the Credit Facility, net of related transaction costs.
For the twelve months ended March 31, 2026, net cash used in financing activities was $14.7 million, representing a decrease of $19.4 million, from $34.1 million for the twelve months ended March 31, 2025. The cash flows for the twelve months ended March 31, 2026 resulted primarily from $50.8 million in repayments of the Credit Facility, $8.1 million in financial expenses paid, $4.2 million and $3.5 million in repayments of balances of purchase price payable related to the Datum Acquisition and the XRM Acquisition, respectively, $5.2 million in Multiple Voting Shares purchased for cancellation, and $3.8 million in repayments of lease liabilities, partially offset by $61.4 million in advances on the Credit Facility, net of related transaction costs, as described in section 11.6. In comparison, the cash flows for the twelve months ended March 31, 2025 resulted primarily from $110.3 million in repayments of the Credit Facility, $8.5 million in repayments of secured loans, $8.0 million in financial expenses paid, $4.6 million in repayments of lease liabilities, including lease termination costs, and a $4.3 million repayment of the balance of purchase price payable related to the Datum Acquisition, partially offset by $102.7 million in advances on the Credit Facility, net of related transaction costs.
11.5 Capital Resources
Capital resources are summarized in the table below:

As at	March 31,
(in $ thousands)	2026
$
Cash	12,833
Availability under the senior secured revolving credit facility (1)	53,738
Availability under the operating credit facility (2)	2,786
69,357

(1) Refer to section 11.6 titled "Long-Term Debt and Net Debt” for further details on the senior secured revolving credit facility.
(2) Refer to Note 11 of the Q4 Financial Statements for further details on the operating credit facility.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 36

Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’, and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet its financial obligations, to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, the Company monitors performance throughout the year to ensure anticipated working capital requirements and capital expenditures are funded from operations, available cash, and borrowings.
As at March 31, 2026, additional capital resources available to Alithya amounted to $69.4 million, consisting of cash and availability under its credit facilities. Management believes that the Company is well positioned to sustain its operations while maintaining adequate levels of liquidity.
11.6 Long-Term Debt and Net Debt
The following table summarizes the Company’s long-term debt:

As at	March 31,	March 31,
(in $ thousands)	2026	2025
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	86,262	77,729
Subordinated unsecured loans (b)	20,000	20,000
Balance of purchase price payable with a nominal value as at March 31, 2025 of US$3,115,000 ($4,479,000), non-interest bearing (4.4% effective interest rate), matured on July 1, 2025	—	4,431
Balance of purchase price payable with a nominal value of $5,175,000 (March 31, 2025 - $8,625,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of $3,450,000 for the first and second anniversaries, and $1,725,000 for the third anniversary, maturing on December 1, 2027	4,795	7,718
Balance of purchase price payable with a nominal value of US$7,520,000 ($10,475,000), non-interest bearing (8.0% effective interest rate), payable in annual installments of US$3,760,000 ($5,238,000), maturing on May 31, 2027	9,959	—
Other debt	29	379
Unamortized transaction costs (net of accumulated amortization of $325,000 and $403,000)	(149)	(338)
	120,896	109,919
Current portion of long-term debt	8,478	8,059
	112,418	101,860

(a) The Credit Facility is available to a maximum amount of $140,000,000 which can be increased under an accordion provision to $190,000,000, under certain conditions and at lenders’ discretion, and can be drawn in Canadian dollars and the equivalent amount in U.S. dollars. It is available in prime rate advances, CORRA advances, SOFR advances and letters of credit of up to $2,500,000.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 37

The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.75% to 1.75%, or CORRA or SOFR rates, plus an applicable margin ranging from 2.00% to 3.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on certain financial ratios. As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Company is required to maintain certain financial covenants which are measured on a quarterly basis.
The Credit Facility is renewable for additional one-year periods at the lender’s discretion, provided that the term of the Credit Facility never exceeds three years at a given time. On March 31, 2026, the Credit Facility’s maturity was extended to April 1, 2029.
The Company has an additional operating credit facility available to a maximum amount of $2,786,000 (US$2,000,000), bearing interest at the U.S. prime rate plus 1.00%. This operating credit facility can be terminated by the lender at any time. There was no amount outstanding under this additional operating credit facility as at March 31, 2026.
(b) The subordinated unsecured loans with Investissement Québec, in the amount of $20,000,000, mature on October 1, 2027 and are renewable for one additional year at the lender’s discretion. For the period up to November 1, 2025, the first $10,000,000 bears fixed interest rates ranging between 6.00% and 7.25% and the additional $10,000,000 bears interest ranging between 7.10% and 8.35%, determined and payable quarterly, based on certain financial ratios. Starting November 1, 2025, the total amount of $20,000,000 bears variable interest at the Canadian prime rate, plus an applicable margin ranging from 3.21% to 4.46%, determined and payable quarterly based on certain financial ratios.
Under the terms of the loans, the Company is required to maintain compliance with certain financial covenants which are measured on a quarterly basis.
(a)(b) The Company was in compliance with all of its financial covenants as at March 31, 2026 and March 31, 2025.
Total long-term debt as at March 31, 2026 increased by $11.0 million, to $120.9 million, from $109.9 million as at March 31, 2025, despite a favorable US$ exchange rate impact of $2.2 million, due primarily to an increase of $10.6 million in amounts drawn under the Credit Facility, and the addition of a $9.2 million balance of purchase price payable as part of the eVerge Acquisition, partially offset by the repayments of the balances of purchase price payable of $4.2 million related to the Datum Acquisition and of $3.5 million related to the XRM Acquisition.
As at March 31, 2026, cash amounted to $12.8 million and $86.3 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2025, cash amounted to $16.0 million and $77.7 million was drawn under the Credit Facility and classified as long-term debt.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 38

The following table reconciles long-term debt to Net Debt(1):

As at	March 31,	March 31,
(in $ thousands)	2026	2025
	$	$
Current portion of long-term debt	8,478	8,059
Non-current portion of long-term debt	112,418	101,860
Total long-term debt	120,896	109,919
Less:
Cash	12,833	15,956
Net Debt	108,063	93,963

(1) Non-IFRS measure. See section 5 titled "Non-IFRS and Other Financial Measures” for an explanation of the composition and usefulness of this non-IFRS financial measure.
As at March 31, 2026, Net Debt increased by $14.1 million, or 15.0%, to $108.1 million, from $94.0 million as at March 31, 2025, due to an increase in long-term debt, as explained above, and a decrease in cash.
11.7 Contractual Obligations
The following table summarizes the carrying amounts and the contractual maturities of both the interest and principal portions of significant financial liabilities and contracted expenditures for operating commitments:

As at	March 31, 2026
(in $ thousands)	Carrying amount	Total contractual amount	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Trade payables	37,475	37,475	37,475	—	—	—
Contingent consideration	5,889	6,548	3,274	3,274	—	—
Credit Facility	86,262	100,715	4,818	4,818	91,079	—
Subordinated unsecured loans	20,000	22,298	1,532	20,766	—	—
Balances of purchase price payable	14,754	15,651	8,688	6,963	—	—
Other liabilities (included in long-term debt)	29	29	29	—	—	—
Lease liabilities	5,821	6,362	1,812	1,572	2,904	74
Operating commitments	—	16,632	7,058	4,822	4,374	378
	170,230	205,710	64,686	42,215	98,357	452

11.8 Off-Balance Sheet Arrangements
Alithya uses off-balance sheet financing for operating commitments for technology licenses and infrastructure as disclosed in the section above titled "Contractual Obligations". Other than as disclosed in the section above and Note 15 of the Q4 Financial Statements, there have been no material changes with respect to off-balance sheet arrangements since March 31, 2025 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 39

12. Share Capital
In the context of the discussion on share capital, Alithya Group inc. will be referred to as the “Company”. The details of Alithya's share capital are fully described in Note 13 of the Q4 Financial Statements.
12.1 Normal Course Issuer Bid
On September 9, 2025, the Company’s Board of Directors authorized and subsequently the Toronto Stock Exchange (“TSX“) approved the implementation of a Normal Course Issuer Bid (“NCIB“). Under the NCIB, the Company is allowed to purchase for cancellation up to 5,939,183 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 2, 2025.
The NCIB plan commenced on September 12, 2025 and will end on the earlier of September 11, 2026 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows the designated broker to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
As at March 31, 2026, 3,226,902 Subordinate Voting Shares were purchased and cancelled under the NCIB. Shareholders may obtain a copy of the notice of NCIB approved by the TSX, free of charge, by contacting the Company. Included in the 3,226,902 Subordinate Voting Shares are 2,489,682 Subordinate Voting Shares purchased for cancellation for a cash consideration of $3,972,000 pursuant to the Datum Transaction.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 40

13. Related Parties
Ultimate controlling party
As at March 31, 2026, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.7% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.
Transactions with key management personnel
Key management personnel includes the Company’s directors and members of the Company’s Executive Committee and certain other key management personnel. Key management personnel of Alithya participate in the share purchase plan, the Long-term Incentive Plan, and the Share Unit Plan. The compensation paid or payable to key management personnel for services is shown below:

Year ended	March 31,	March 31,
(in $ thousands)	2026	2025
	$	$
Short-term employee benefits (a)	5,694	6,275
Share-based compensation	3,500	2,060
Termination benefits	—	878
	9,194	9,213

(a) Short-term employee benefits include salaries, benefits and short-term incentive compensation.
In addition to the above amounts, the Company is committed to pay termination benefits to certain key management personnel up to $7,334,000 (2025 - $7,378,000) in the event of a termination under certain conditions.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 41

14. Selected Annual Information

	For the years ended March 31,
(in $ thousands)	2026	2025	2024
	$	$	$
Revenues	477,388	473,481	491,125
Net (loss) earnings	(38,777)	1,295	(16,660)
Basic and diluted (loss) earnings per share	(0.40)	0.01	(0.17)
Total assets	381,958	425,980	416,497
Non-current long-term debt, non-current lease liabilities, and non-current contingent consideration	119,357	112,668	116,161

Revenues increased from March 31, 2025 to March 31, 2026 due primarily to revenues from eVerge since its acquisition on May 31, 2025, organic growth in enterprise transformation services, increased revenues from projects in the banking sector and revenues from XRM Vision, partially offset by certain client projects reaching maturity, a reduction in revenues from government contracts, and a reduction in revenues from operations related to Datum as management focused on growth initiatives in core activities. Revenues decreased from March 31, 2024 to March 31, 2025 primarily due to one client's major transformation project reaching maturity and a reduction in revenues from a few government contracts in Canada, partially offset by organic growth in certain areas of the business, a recovery in the banking sector, revenues from XRM since the acquisition, and the positive impact of foreign exchange variations between the periods.
Net loss increased from a net earnings position from March 31, 2025 to March 31, 2026, driven by the $41.1 million impairment of goodwill and intangibles, increased selling, general and administrative expenses, mostly due to an increase of $8.3 million of expenses related to XRM Vision and eVerge, and increased business acquisition, integration and reorganization costs driven primarily by a $5.6 million decrease in contingent consideration recovery related to the earn-out consideration from the Datum Acquisition adjusted in the last fiscal year, partially offset by increased gross margin, driven by positive contributions from the acquisitions of XRM Vision and eVerge and the recognition of non-refundable tax credits related to previous years available for carryforwards, and decreased depreciation and amortization of intangibles. Net earnings for the twelve months ended March 31, 2025 were $1.3 million, representing an increase of $18.0 million, from a net loss of $16.7 million for the twelve months ended March 31, 2024. The increased earnings were driven by the increased gross margin, including a $1.0 million tax credit recovery from a previous acquisition, decreased selling, general and administrative expenses, including a $1.3 million reduction in expenses mainly related to impairment of property and equipment and right-of-use assets in the first quarter of the year ended March 31, 2024, decreased business acquisition, integration and reorganization costs, resulting primarily from an increased recovery of $1.8 million from the contingent consideration adjustment related to the earn-out consideration from the Datum Acquisition, which was partially offset by an increase of $1.0 million in acquisition costs related to the XRM Acquisition, decreased amortization of intangibles and depreciation of property and equipment, increased foreign exchange gain, and decreased net financial expenses, partially offset by the $5.1 million impairment of goodwill and increased income tax expense for the twelve months ended March 31, 2025, compared to the twelve months ended March 31, 2024.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 42

The decrease in total assets from March 31, 2025 to March 31, 2026 was due primarily to a decrease in goodwill, mainly due to impairments of goodwill in the Canada CGU and Industry Solutions CGU, net of the addition of goodwill from the eVerge Acquisition, a decrease in intangibles due to amortization and impairment related to Datum, partially offset by intangibles acquired in the eVerge Acquisition, a decrease in accounts receivable and other receivables, partially offset by the addition of accounts receivable and other receivables from the eVerge Acquisition, a decrease in cash, and the general impact of the Datum Transaction. These decreases were partially offset by an increase in unbilled revenues and tax credits receivable. The increase in total assets from March 31, 2024 to March 31, 2025 was due primarily to the acquisition of XRM, which resulted in the recognition of intangible assets and goodwill, and the increase in cash, consisting mainly of increased cash from operating activities, partially offset by the decrease in intangible assets due to amortization that occurred during the year ended March 31, 2025 and a decrease in accounts receivable and other receivables.
Non-current long-term debt, non-current lease liabilities, and non-current contingent consideration increased from March 31, 2025 to March 31, 2026 due to increased long-term debt and contingent consideration related to the eVerge Acquisition, partially offset by decreased lease liabilities as the Company continues to reduce its footprint and realize synergies, and a recovery of the earn-out consideration related to the XRM acquisition. Non-current long-term debt, non-current lease liabilities, and non-current contingent consideration increased from March 31, 2024 to March 31, 2025 due to increased contingent consideration resulting from the XRM Acquisition, partially offset by a recovery of the earn-out consideration related to the Datum Acquisition and decreased long-term debt and lease liabilities resulting from repayments made in the year ended March 31, 2025.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 43

15. Eight Quarter Summary

	For the three months ended
(in $ thousands, except for per share data)	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2024	2024	2024	2025	2025	2025	2025	2026
Revenues	120,875	111,514	115,761	125,331	124,158	124,292	115,162	113,776
Cost of revenues	82,345	77,386	78,376	79,240	84,365	81,512	78,648	70,783
Gross margin	38,530	34,128	37,385	46,091	39,793	42,780	36,514	42,993
	31.9%	30.6%	32.3%	36.8%	32.1%	34.4%	31.7%	37.8%
Operating expenses
Selling, general and administrative expenses	31,659	25,869	28,814	29,739	30,573	31,296	28,460	31,823
Business acquisition, integration and reorganization costs (recovery)	783	549	(1,244)	(1,322)	2,047	(3,885)	(372)	6,294
Depreciation	1,095	1,102	1,168	1,158	1,065	978	668	788
Amortization of intangibles	4,644	4,635	4,810	4,837	4,955	5,317	4,125	4,239
Foreign exchange (gain) loss	(17)	259	(687)	187	1,166	(469)	581	(604)
Impairment of intangibles and goodwill	—	—	5,144	—	—	38,028	—	3,100
	38,164	32,414	38,005	34,599	39,806	71,265	33,462	45,640
Operating income (loss)	366	1,714	(620)	11,492	(13)	(28,485)	3,052	(2,647)
Net financial expenses	2,372	1,502	2,372	2,636	2,840	2,126	2,339	2,164
(Loss) earnings before income taxes	(2,006)	212	(2,992)	8,856	(2,853)	(30,611)	713	(4,811)
Income tax expense (recovery)	756	482	724	813	(3,038)	350	37	3,866
Net (loss) earnings	(2,762)	(270)	(3,716)	8,043	185	(30,961)	676	(8,677)
Basic and diluted (loss) earnings per share	(0.03)	—	(0.04)	0.08	—	(0.32)	0.01	(0.09)

Quarterly variances in Alithya's results can be attributed primarily to seasonality and customer investment cycles. The revenues generated by Alithya's consultants are impacted by the number of working days in a particular quarter, which can vary as a result of vacations and other paid time off and statutory holidays. Similarly, customer IT investment cycles are also affected by the seasonality of their own operations.
Over the eight-quarter period, revenues have fluctuated mainly due to organic growth in certain areas of the business and business acquisitions in recent quarters, offset by reduced revenues from government contracts and foreign exchange fluctuations. Gross Margin as a Percentage of Revenues has generally followed an increasing trend, mainly due to higher billing rates, increased efficiencies and use of our smart shoring capabilities, improved project performance, and a steady migration towards higher value-added services in existing areas of the business and through business acquisitions. Selling, general and administrative expenses have fluctuated due to business acquisitions, net of synergies, and employee compensation expense, namely annual salary increases, variable compensation, and severance consisting of termination and benefit costs for management personnel. Selling, General and Administrative Expenses as a Percentage of Revenues have varied due to business acquisitions, cost structure reviews, and as a result of the variations in revenues discussed above. Other expenses, such as business acquisition, integration and reorganization costs, depreciation, amortization of intangibles, impairment of intangibles and goodwill, and net financial expenses, have also varied as a result of business acquisitions, their subsequent integration activities and requirements and the impact of business divestiture.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 44

16. Significant Management Judgment and Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected. Alithya's material accounting policies are fully described in Note 3 of Alithya's annual audited consolidated financial statements.
The following are critical judgments that management has made in applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
Determination of CGUs – The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM-US, ERP-US, ERP-CAN and Industry Solutions.
Determination of operating segments – The Company uses judgment in the determination of operating segments for financial reporting and disclosure purposes. The Company has examined its activities and has determined that it has three reportable segments based on geography: U.S., Canada, and International.
The following are assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments within the next year:
Revenue recognition for fixed-fee arrangements applying the Input Method – The Company recognizes revenues from arrangements applying the input method which can extend over more than one reporting period. Revenue from these arrangements applying the Input Method is recognized over time based on a measure of progress using the Company’s best estimate of the total expected labour costs, and the related risks associated with completing the service. The determination of total expected labour costs to complete a service is based on estimates that can be affected by a variety of factors, including but not limited to, changes in the scope of the contract, delays in reaching milestones, changes in labour mix and rates, previously unidentified complexities in service delivery, or potential claims from customers.
As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Company's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – The Company’s impairment test for goodwill is based on internal estimates of its individual CGUs’ recoverable amounts determined as the greater of value in use and fair value less costs of

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 45

disposal. Value in use represents the present value of the future cash flows expected to be derived from the CGU from its continued use. The fair value less cost of disposal represents the price that would be received to sell the CGU in an orderly transaction between market participants at the measurement date under current market conditions, less incremental costs directly attributable to disposing of the CGU, excluding finance costs and income tax expense.
Key assumptions of the individual CGUs’ value-in-use include forecasted revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s three year net operating cash flow forecast, estimated long-term growth rates used to extrapolate the three year net operating cash flow forecast and the pre-tax value weighted average cost of capital (“WACC”) applied in the determination of the present value of the net operating cash flow forecast.
Key assumptions of the individual CGUs’ fair value less cost of disposal include estimated revenues, cost of revenues, SG&A expenses and other non-cash adjustments applied in the determination of the Company’s forecasted Adjusted EBITDA and an implied market multiple applied to forecasted Adjusted EBITDA.
Changes in these key assumptions can have a material impact on the recoverable amount calculated and ultimately the amount of any goodwill impairment recognized. Refer to Note 9 of Alithya's annual audited consolidated financial statements for additional information on the assumptions used.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 46

17. New Accounting Standards and Interpretations Issued but Not Yet Effective
At the date of authorization of the consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:
IFRS 18 - Presentation and Disclosures in Financial Statements
On April 9, 2024, the IASB published the new IFRS 18 – Presentation and Disclosures in Financial Statements that will replace IAS 1 – Presentation of Financial Statements.
IFRS 18 covers four main areas:
•Introduction of defined subtotals and categories in the statement of profit or loss;
•Introduction of requirements to improve aggregation and disaggregation;
•Introduction of disclosures about management-defined performance measures (MPMs) in the notes to the financial statements; and
•Targeted improvements to the statement of cash flows by amending IAS 7 – Statement of Cash Flows.
IFRS 18 applies retrospectively and is effective for annual periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently evaluating the impact of the new accounting standard on its consolidated financial statements.
IFRS 7 and IFRS 9 - Classification and measurement of Financial Instruments
In May 2024, the IASB issued amendments to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments: Disclosures. The standard amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system. Furthermore, they clarify the description of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial instruments with contractual terms that can change cash flows, and equity instruments classified at fair value through other comprehensive income. The amendments to IFRS 7 and IFRS 9 apply retrospectively and are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. The amendments to IFRS 7 and IFRS 9 will have no significant impact on the Company’s consolidated financial statements.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 47

18. Risks and Uncertainties
While Alithya is confident about its long-term prospects, it operates in an environment that presents a variety of risks and uncertainties and is affected by a number of factors which could have a material adverse effect on its business, financial condition and results of operations, cash flows, business or reputation.
Alithya’s risk management strategy is aligned with its business strategy, and its activities are conducted with the understanding that risk-taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations. The Board has delegated to the Audit and Risk Management Committee the responsibility to oversee risks and to the Corporate Governance and Nominating Committee the responsibility to oversee risks disclosure. Management discusses the critical risks facing Alithya’s business with the Audit and Risk Management Committee on a quarterly basis and with the Board on an annual basis during the strategic planning and budgeting processes, as well as on an ad hoc basis, as deemed necessary. Management also discusses risks disclosure with the Corporate Governance and Nominating Committee on a quarterly basis to ensure its disclosure remains accurate and reflects the principal risks and uncertainties that Alithya faces. Early identification of risks helps Alithya be more proactive and prevent major incidents and consequences.
The risks that Alithya currently believes could materially affect it are described in this section. They are grouped in the following categories:
•Risks related to the market: Includes risks arising from the market in general and which could have a material impact on Alithya’s business;
•Risks related to Alithya’s business: Includes risks specific to the way in which Alithya’s business is structured and operates;
•Risks related to Alithya’s industry: Includes risks to which companies providing digital technology consulting services are subject; and
•Risks related to Subordinate Voting Shares and Liquidity: Includes risks specific to holding Subordinate Voting Shares and liquidity.
These risks are, however, not necessarily the only risks Alithya faces. Additional risks and uncertainties that are presently unknown or that Alithya may currently deem immaterial could adversely affect its business. Investors should carefully consider the risks and uncertainties discussed in this section as well as in Alithya’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities and which are available on SEDAR+ and EDGAR, before making an investment decision. The realization of any of these risks could, among other things, have an impact on the market price of the Subordinate Voting Shares.

Management’s Discussion and Analysis
For the year ended March 31, 2026	| 48

18.1Risks Related to the Market
18.1.1Economic, geopolitical and other external factors
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by economic conditions in the industries and markets in which they operate as well as by geopolitical developments and other external factors, which may include armed conflict, terrorism, labour or social unrest, rising inflation, national trade policies, recession, climate change, and diseases or health emergencies. These factors may adversely affect demand for digital technology consulting services and could cause customers to reduce or defer their expenditures, resulting in fewer or smaller engagements, delays or cancellations of projects, and a corresponding reduction in the Company’s revenues and profit margins. In addition, these same factors may directly affect Alithya’s operations, including its delivery centres and workforce, the availability and mobility of its professionals, its ability to deliver services in a timely and cost-effective manner, and may increase its operating costs. A significant or prolonged decline in the level of business activity of Alithya’s customers or any disruption to operations, could have a material adverse effect on its revenues and profit margins.
Since there may be fewer engagements or smaller engagements, competition may increase and pricing for services may decline as competitors decrease rates to maintain or increase their market share in the IT industry. Although Alithya maintains cost-savings initiatives to manage its expenses as a percentage of revenues, there can be no assurance that such initiatives would be successful over a long period of adverse economic conditions or geopolitical uncertainty. Alithya cannot predict the impact that economic and geopolitical conditions may have on its future revenues, nor predict changes in economic conditions or future geopolitical uncertainty and such conditions may result in significant volatility in the Company’s financial performance.
Although its customers are principally located in Canada and the U.S., Alithya serves them through a combination of local presence and delivery centers located outside of Canada and the U.S. Accordingly, economic conditions, geopolitical developments and other external factors in the jurisdictions from which Alithya provides services may directly affect the Company’s operations, including through disruptions to delivery centres, workforce availability, cross-border service constraints, or its ability to provide services in a timely and cost-effective manner. Similarly, as the Company continues to expand its operations in North America and internationally, including through acquisitions, the level of economic activity in such other jurisdictions, in which it may expand and develop more business with time, and the political uncertainty, war or armed conflict that could affect such jurisdictions could have a more significant footprint on Alithya’s operations and business, financial condition and results of operations.
Additionally, the potential impacts of climate change are unpredictable and natural disasters, rising sea levels, floods, droughts and other weather-related events present additional risks, as they could disrupt Alithya’s operations or those of its customers, impact its professionals’ health and safety, and increase insurance and other operating costs. Climate-related risks include physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to Alithya’s management of climate-related issues and the level of disclosure related to such matters. Such risks could adversely affect the financial condition of Alithya or its customers, leading to a reduction in demand for its services or loss of business, from such customers and could have a material adverse effect on Alithya’s business, results of operations and financial

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condition. Alithya could be disproportionally affected where such events affect regions where Alithya has a higher customer concentration.
18.1.2Inflation, Tariffs and Trade Disputes
High levels of inflation may subject Alithya to significant cost pressures and result in market volatility. Governments of jurisdictions in which Alithya has direct or indirect business activities may adopt initiatives to combat inflation, such as raising interest rates, which may increase Alithya’s cost of borrowing and decreasing the liquidity of capital markets.
Inflation and related economic conditions may also adversely affect Alithya’s customers who may have difficulty budgeting for external IT services, delay or reduce their IT spending or delay payment for services provided. Higher levels of inflation may also lead to increased costs of labour and higher selling, general and administrative expenses, including through increased wage expectations, challenges in attracting and retaining qualified personnel, reduced pricing flexibility under existing customer contracts, and increased costs associated with its delivery model .If Alithya’s operating costs were to become subject to significant inflationary pressures, there can be no assurance that Alithya would be able to offset such higher costs, in part or in full, through price increases or other expense management initiatives, or that its revenues will increase at a corresponding rate, which could adversely affect its margins and profitability.
Tariffs, the threat of tariffs, trade disputes, changing trade policies, retaliatory measures between governments and barriers to international trade could negatively impact economic conditions, inflation, spending, and currency exchange rates. These factors may also indirectly affect Alithya by reducing demand for its services, altering customer spending patterns, and increasing cost pressures for the Company, as well as impacting the economies in which Alithya operates, including, but not limited to, supply chain disruptions, economic downturn and inflationary pressures, and uncertainty in capital markets.
Tariffs and/or trade wars, if widespread and prolonged, can also lead to volatility in capital markets and slower economic growth. The duration and impact of these events are unknown at this time, as is the impact on Alithya’s operations and the market for its securities. While Alithya has not yet been directly impacted by U.S. tariffs, there can be no assurance that its customers will not be affected, and that, if they are, it will not affect their IT spending and how they have historically conducted business with Alithya. Alithya may fail to anticipate or respond effectively to changes in global economic conditions, including business cycles, tariffs, inflation and market trends. The timing, magnitude and duration of such developments remain uncertain and may result in volatility in the Company’s operating environment and financial performance.
Failure to mitigate the negative effects of inflation, tariffs, trade disputes and/or barriers to international trade could have a material adverse effect on Alithya’s business, results of operations and financial condition.
18.1.3Pandemics
Pandemics can create significant volatility and uncertainty and disrupt the industries and markets in which Alithya operates and pose the risk that Alithya’s professionals, customers, subcontractors and business partners may be prevented from, or restricted in, conducting business activities as per past practice or as expected for an indefinite period, including due to the virus or disease or as a result of emergency measures and restrictions that may be recommended or imposed by governmental authorities to combat any such pandemic. Such measures may include travel bans and restrictions, border closures, quarantine or isolation requirements,

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mandated business closures, vaccine mandates or passports, social distancing measures, testing requirements, stay-at-home and work-from-home policies, curfews, the temporary closure of non-essential businesses and other public health measures, any of which may cause material disruptions and significant pressure on businesses in general and have an adverse effect on Alithya’s business and results of operations.
In addition, pandemics may result in adverse effects on Alithya’s customers and operating environment, including: (i) reduced customer demand for Alithya’s services and solutions; (ii) pressure on pricing and payment terms; (iii) difficulty in invoice collection; (iv) demands from customers to change or terminate existing contracts or work orders; (v) the non-renewal of expiring customer contracts; (vi) reduction in budgets for government programs that may be used by Alithya to support its research and growth; (vii) delays and disruptions in services from Alithya’s third party service providers; and (viii) devotion of substantial amounts of management time and resources and increased operating costs to mitigate the impact of the pandemic. Pandemics may also result in significant volatility in global equity and capital markets, prompting governments and central banks to implement monetary and fiscal measures that could affect economic conditions and the Company’s operating environment. The likelihood, duration and magnitude of a pandemic, including any resurgence, and the extent of its impact on Alithya, its employees, customers, subcontractors and business partners, are inherently difficult to predict. There can be no assurance that Alithya’s actions taken in response to a pandemic will succeed in preventing or mitigating any negative impacts and such impacts could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2Risks Related to Alithya's Business
18.2.1Changes in the nature of revenues
Alithya generates revenues through the provision of strategic consulting and digital transformation services. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following three categories: (i) strategic consulting and enterprise transformation services (time and materials arrangements), (ii) enterprise transformation services (fixed-fee arrangements), and (iii) business enablement services (including support revenues). Alithya also sometimes enters into arrangements with multiple performance obligations, as well as payrolling arrangements, under which contractor candidates recruited and selected by customers are hired by Alithya and then assigned to customer projects. Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance and financial results, including gross margin. The mix of revenue derived from shorter-term engagements as compared to longer-term managed services or support arrangements, may fluctuate over time, including as a result of acquisitions or changes in customer demand. A higher proportion of shorter-term engagements may reduce the visibility and predictability of revenues from one period to another and may result in greater variability in quarterly results of operations.
There can be no assurance that Alithya will be able to maintain a favourable mix of revenue arrangements over time, and any adverse changes in such mix could have a material adverse effect on its business, financial condition and results of operations.

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18.2.2Customer concentration
Alithya derives a significant portion of its revenues from certain major customers and expects this to continue in the foreseeable future. The increased breadth of Alithya’s services and solutions offerings has also resulted in, and may continue to result in, larger and more complex projects and contracts with these major customers. As a result, the loss of, or a significant reduction in business from, one or more of these major customers could have a disproportionate and immediate adverse effect on the Company’s revenues, results of operations and cash flows.
Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and evolving needs, as well as continue to provide high-quality services. Such major customers may not be easily replaced, and Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency, performance and expertise of the Company’s professionals and management personnel. There can, however, be no assurance that each such customer will continue to be satisfied with Alithya’s services and retain the services of Alithya on existing terms, or at all. Failure to maintain close relationships with these customers or to meet customers’ expectations could result in termination or non-renewal of contracts, or the renegotiation of terms on less favourable conditions, and could also expose the Company to potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, financial condition and results of operations.
Consolidation among customers resulting from mergers and acquisitions could also result in loss or reduction of business, including where the successor's business IT needs are served by another service provider or provided by the successor company’s internal IT department. Conversely, growth in a customer’s IT needs resulting from acquisitions or operations may also lead to the undesirable outcome that Alithya would no longer have sufficient geographic scope or the critical mass to serve the customer’s needs efficiently, resulting in a loss of business and adversely affecting future growth prospects. There can be no assurance that Alithya will be able to successfully execute its growth strategy in order to maintain or expand its geographic scope and critical mass in its targeted markets, in line with customers’ requirements.
Any loss of, or significant reduction in business from, one or more major customers, or any inability to maintain key customer relationships, could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.3Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenues is affected not only by its success in implementing its growth strategy, including by organic growth and acquisitions, but also by a number of other factors that may cause fluctuations in its business and financial results. These factors include: (i) its ability to develop, introduce and deliver new services and business solutions; (ii) its potential exposure to a lengthened or variable sales cycle; (iii) the cyclical nature of demand for its technology services; and (iv) the nature of its customers’ business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya).As a result of these factors, Alithya’s revenues, margins and cash flows may vary from period to period, and its results of operations for any given quarter or fiscal year may not be indicative of future performance. In addition, Alithya’s business, revenues and cash flows may also be affected by certain seasonal trends that affect its customers. For example, the Company may experience lower revenues in its second quarter, which covers the period from July 1 to September 30, as its customers operations often experience a slow-down in the summer. Such fluctuations may also affect the Company’s ability to forecast its

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revenues, allocate resources efficiently and manage its cost structure, and could have a material adverse effect on its business, financial condition and results of operations.
18.2.4Commitment of substantial resources for growth
Growing Alithya’s business over the long-term requires commitment of continued investments. Alithya’s future capital requirements will depend on a number of factors, many of which are discussed in this section, including: (i) the results of its operations and the rate of its revenues growth; (ii) the development of new service offerings; (iii) the successful integration of acquisitions; (iv) the hiring and retention of key personnel; (v) the maintenance of customer relationships; and (vi) the identification and execution of suitable acquisition opportunities.
Alithya’s ability to fund these activities will depend on its cash flows from operations, existing cash balances and access to external financing. There can be no assurance that these sources of capital will be sufficient to meet the Company’s needs or that additional financing, if required, will be available on favourable terms, or at all. If Alithya is unable to generate sufficient cash flows or obtain additional financing, it may be required to delay, reduce or abandon investments in strategic initiatives, including acquisitions, which could adversely affect its ability to execute its growth strategy. In addition, any external financing may result in increased debt levels, higher interest costs or dilution to existing shareholders.
Any limitation on Alithya’s ability to fund its operations and growth initiatives could have a material adverse effect on its business, financial condition and results of operations.
18.2.5Growth through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets that meet its financial and operational objectives and align with its culture and strategy. There can, however, be no assurance that Alithya will be able to identify and correctly evaluate suitable acquisition targets and complete acquisitions that meet its criteria or that such acquisitions will create value for shareholders. In addition, there can be no assurance that acquired businesses will be successfully integrated into Alithya’s operations or that they will generate the anticipated synergies, growth opportunities or yield the tangible accretive value that had been expected. Failure to successfully implement its strategy, could materially adversely affect Alithya’s ability to maintain its historic or expected growth rate.
The successful integration of new operations arising from Alithya’s acquisition strategy may require that a substantial amount of management time and attention be focused on integration activities, and management time that is devoted to integration activities may divert management’s focus from its ongoing operations and from growing the business organically, which could result in pressure on revenues and net earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing consistent standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. In addition, integration activities can result in unanticipated operational problems, expenses and liabilities, greater than expected operating costs, or delays, and significant one-time write-offs or restructuring charges. If Alithya is not successful in executing its integration strategies in a smooth, timely and cost-effective manner, it could have difficulty achieving expected synergies, which could as a result affect its growth and profitability objectives.
Additional risks and uncertainties relating to acquisitions and other strategic transactions include: (i) difficulties in retaining key employees and integrating new professionals from acquired businesses into Alithya’s team and

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culture, (ii) difficulties in maintaining and building on relationships with present and potential customers, subcontractors and business partners of an acquired business or Alithya; (iii) difficulties managing and integrating operations across geographically dispersed locations; (iv) the risk that targeted markets do not evolve as anticipated and that technologies acquired prove to be inferior to Alithya’s expectations; (v) potential deficiencies in the internal controls and procedures of acquired companies; (vi) cybersecurity and compliance related issues, including the assumption of incremental regulatory/compliance risks; and (vii) exposure to unanticipated liabilities. Following an acquisition, Alithya may also remain reliant on the acquired business’ personnel, good faith, expertise, historical performance, technical resources, IT infrastructure and systems, timely support, and proprietary information. Accordingly, Alithya may be exposed to risks associated with adverse developments in the business and affairs of the acquired business as well as vulnerabilities of its IT infrastructure and systems.
Although Alithya strives to conduct a sufficient level of due diligence when contemplating an acquisition, an unavoidable level of risk remains regarding the accuracy, quality and completeness of the information provided to Alithya during such process, and there can be no assurance that such diligence will identify all material issues, including liabilities, deficiencies or other risks associated with companies or assets that are acquired, and which may result in unanticipated costs. Alithya may not be able to accurately assess or quantify the financial, tax or accounting impact of an acquisition or other strategic transaction. Accordingly, the benefits from an acquisition may be offset by unexpected costs or liabilities incurred in integrating the businesses, which could adversely affect Alithya’s financial performance. In connection with acquisitions, Alithya may also incur additional debt, issue Subordinate Voting Shares or other securities convertible into Subordinate Voting Shares, assume contingent liabilities or incur amortization expenses and write-downs of acquired assets. These factors could increase financial leverage, result in dilution to existing shareholders of adversely affect Alithya’s earnings.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.6Penetrating new markets
Penetrating new markets, including as a result of the development and offering of new technologies and solutions, presents both risks and opportunities. If Alithya expands its business offerings into new industries or geographic regions, it may face challenges associated with entering markets in which it may have limited or no experience. Such new markets may present additional complexity, different competitive dynamics and regulatory environments, and Alithya may have limited or no brand recognition in such markets. It could also be costly to establish, develop and maintain operations in new markets and to promote Alithya’s brand, particularly in international jurisdictions. Furthermore, expanding into new jurisdictions, including where the main language is not English or French, may require substantial expenditures and take considerable time and attention to support operations and customer relationships. There can be no assurance that Alithya will be able to successfully establish a presence, compete effectively or generate sufficient returns in these new markets in a timely manner, or at all. Failure to effectively penetrate new markets or achieve the anticipated benefits from such expansion could result in increased costs without corresponding revenues and could adversely affect the Company’s business, financial condition and results of operations.

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18.2.7International operations
Alithya operates in several jurisdictions around the world, including as a result of its offshoring and delivery capabilities. As such, the scope of its operations subjects it to a variety of financial, regulatory, legal, political, cultural and social risks, which may vary substantially by market and jurisdiction. and many of which are described elsewhere in this section, including: (i) currency and exchange rates fluctuations; (ii) risks, complexity and costs related to complying with a wide variety of local, national and international laws, regulations and policies, together with potential adverse or significant changes in laws and regulatory framework and practices and the burdens and costs of compliance associated with it; (iii) changes in tax regimes and regulatory practices; (iv) difficulties or increased costs in enforcing contractual rights or intellectual property rights in certain jurisdictions; (v) exchange controls and other restrictions and limitations on Alithya’s ability to repatriate cash, funds or capital invested or held in certain jurisdictions in which Alithya operates; (vi) cultural, logistical and communications challenges; (vii) changes in regulatory practices, including adoption of new, and the expansion of existing tariffs (which could also result in a trade war and trade restrictions), taxes, embargoes, controls, sanctions, trade, work or travel restrictions and other restrictions; (viii) general social, economic and political conditions or instability in one or more specific jurisdictions and/or globally including recessions, political changes or disruptions, economic downturns, acts of war, civil unrest and terrorism in one or more jurisdictions in which Alithya operates; (ix) the risks associated with engaging foreign representatives, consultants and other business partners, including compliance and corruption risks; and (x) the risks that foreign ownership restrictions with respect to Alithya’s operations in certain jurisdictions could be adopted. Any one or more of these factors could increase the complexity and cost of operating internationally, disrupt the Company’s operations or its ability to deliver services effectively, or otherwise adversely affect Alithya’s business, financial condition and results of operations.
18.2.8Dependence on certain key personnel
Alithya believes that its success depends on the continued employment and performance of its senior management team and other key personnel. The loss of, or inability to retain, these individuals could have a material adverse effect on its business, financial conditions and results of operations, and may result in increased costs and expenses to cover such persons’ functions and in operational disruptions until a successor is appointed and is fully operational. This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements. The loss of key personnel could adversely affect Alithya’s ability to retain existing customers, secure new business or execute its strategic initiatives.
As its business grows, including through acquisitions, Alithya may also implement changes in its management structure. While such changes may be intended to support the Company’s growth and operations, they may create transitional challenges, including increased complexity, disruption and uncertainty within the organization, and may result in additional costs. While management and the Board have established and regularly review a succession plan for Alithya’s senior management team, which includes an emergency succession plan to deal with any situation which requires immediate replacement, it still presents logistical challenges in its application and may result in incremental costs to Alithya, and there can be no assurance that these plans will fully mitigate the impact of the loss of key personnel. If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected.

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Furthermore, Alithya operates in a competitive labour market, and competitors, or customers who increasingly seek to develop in-house business capabilities, could attempt and successfully hire away certain of Alithya’s key personnel. The loss of key personnel to competitors or customers, or an inability to attract and retain qualified personnel, could adversely affect the Company’s operations, service delivery and growth prospects.
18.2.9Bidding processes
Alithya obtains a part of its contracts through competitive bidding processes, which may limit Alithya's ability to negotiate certain contractual terms and conditions. Costs and resources, including time from management, are required to prepare bids and proposals for contracts. There can be no assurance that such efforts will result in the award of contracts and certain contracts may be split with competitors or not awarded to Alithya at all, which may negatively affect its backlog and future revenues.
A part of Alithya’s revenues depends on obtaining new orders and continued replenishment of its backlog and there is no assurance that Alithya will continue to win contracts through competitive bidding processes at the same rate as it has in the past or at a higher rate. Moreover, in some cases, customers, including certain government entities, may put pressure on prices or may require that bidders meet certain criteria that Alithya may not meet alone, which could further limit its ability to successfully secure contracts. In addition, as the competitive environment intensifies, Alithya remains subject to potential unsuccessful bidders protesting its selection through a bidding contest, which could divert management’s attention and resources, in addition to potentially resulting in contract modifications or the award decision being reversed and the loss of the contract. Even where a bid protest does not result in the loss of an award, the resolution could extend the time until the contract activity can begin, which could reduce Alithya’s earnings in the period in which the contract would otherwise have been performed.
In addition, when making proposals, Alithya relies heavily on estimates of costs and timing for completing projects, as well as assumptions regarding technical issues. It may also bid on contracts for which the work activities, deliverables and timelines are vague or for which the solicitation incompletely describes the actual work, which may result in inaccurate pricing assumptions. These factors may adversely affect the profitability of contracts. Failure to achieve project milestones as scheduled or the need to devote more resources than originally anticipated may further impact timely execution and profitability. In addition, committing resources to specific bids or contracts may limit Alithya’s ability to pursue other potentially more favourable opportunities. Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.10 History of losses
Alithya generated a net loss during the fiscal year ended March 31, 2026, and has had a history of losses in previous fiscal years and may continue to incur losses in the future. Alithya expects to continue to record significant depreciation and amortization expenses, and to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, the aggregate amount of these expenses may continue to grow. Alithya’s efforts to grow its business may be more costly than expected and Alithya may not be able to increase its revenues enough to offset operating expenses on a consistent basis or to maintain profitability. The Company’s results may be adversely affected by higher-than-expected costs, delays in executing its strategy, the realization of the risks described in this section, or other unforeseen events. As such, there is no assurance that Alithya will generate net earnings in the future. Alithya may incur losses in the future for a number of reasons, including as a result of unforeseen

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expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net earnings (losses), will depend, in part, on the growth of Alithya’s future expenses and its ability to generate and grow its revenues. If Alithya is unable to maintain profitability or generate positive cash flows from operating activities, this could adversely affect its shareholders’ equity, working capital and financial position.
Any future losses or failure to sustain profitability could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.11 Use of Artificial Intelligence in services and solutions
Alithya is increasingly applying and expects to continue to apply AI-based technologies, including generative AI, to its services and solutions to drive productivity and competitive advantages. While not adopting such technologies could be a threat to Alithya’s ability to compete, retain existing customers and attract new customers, the development, adoption, and use of AI technologies also pose certain risks.
AI technologies may generate deficient, inaccurate, incomplete, biased or otherwise inappropriate outputs or contain unethical, harmful, discriminatory or otherwise inappropriate content and outputs, or outputs that do not meet customer’s expectations or applicable standards. If the content, recommendations or analyses that AI applications assist in producing are, or are alleged to be, deficient or inappropriate, Alithya could be subject to competitive risks, potential legal or financial liability, loss of customer confidence and reputational harm.
Additionally, the effective use of AI often requires access to large volumes of data, which may be shared with third parties or integrated into AI systems. This may increase the risk of cybersecurity incidents or breaches of privacy or confidentiality obligations. In addition, the use of AI may expose Alithya to risks related to the improper use or disclosure of proprietary information, including trade secrets.
Furthermore, the legal and regulatory landscape surrounding AI technologies is rapidly evolving and remains uncertain. Certain jurisdictions may apply, or consider applying, laws and regulations related to IP, cybersecurity, privacy, data security, and data protection to AI and automated decision-making, or general legal frameworks to AI in ways that are not yet fully defined, and new regulatory frameworks may impose additional obligations on companies developing and using AI or automated decision-making technologies. Given the rapid rate of change and the often uncertain scope, interpretation, and application of these laws and regulations, which may differ or be in conflict across jurisdictions, or may otherwise be difficult to interpret, Alithya may not always be able to anticipate how courts and regulators will apply existing laws to AI, predict how new legal frameworks will address AI, or otherwise ensure compliance with these frameworks. Compliance with new or changing laws, regulations, industry standards or ethical requirements and expectations relating to AI may require significant operational changes and increased costs on the Company, may require Alithya to change its service offerings or business practices, particularly as it expands the use of such technologies, and may limit or prevent its ability to develop, deploy, or use AI technologies.
In addition, the use of AI may present challenges relating to the ownership and protection of intellectual property, including uncertainty as to whether outputs generated using AI are eligible for legal protection, as well as risks that such outputs may infringe or misappropriate third-party intellectual property rights. The lack of transparency in certain AI systems may also limit Alithya’s ability to validate their accuracy or explain their outputs.

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Although Alithya has implemented policies, internal controls, trainings and processes intended to support the responsible use of AI, these measures may not be sufficient to fully identify and mitigate risks associated with such technologies, including risks arising from their rapid proliferation and evolution and potential misuse by the Company’s employees, contractors or third parties.
The use of AI and other machine learning technologies, including to achieve the anticipated benefits from the investments in such technologies, and any failure to manage risks associated with the development, deployment or use of AI technologies could result in increased costs, legal or regulatory exposure (including fines, penalties and litigation), brand or reputational harm, loss of customer confidence, Furthermore, there can be no assurance that investments made in these technologies and related processes and tools will provide a valuable return, if any, to Alithya.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.12 Data privacy rights and risks of unauthorized access or disclosure
In the course of its business, whether while providing services to its customers or in managing its own proprietary information and the personal information of its employees, Alithya regularly accesses, collects, processes, stores and transfers personal information. In doing so, Alithya relies on the security features of its own IT infrastructure and systems as well as those of its customers, partners or suppliers and other third parties, including cloud and sub-processor service providers. Security or cybersecurity threats, employee or subcontractor negligence or misconduct, and human or technological errors may result in the theft, loss or unauthorized access, use or disclosure of personal information or confidential information.
Alithya’s Privacy Officer oversees the Company’s compliance with the laws and regulation that govern the protection of personal information in the jurisdictions in which it operates. These include Québec’s Act respecting the protection of personal information in the private sector, the federal Personal Information Protection and Electronic Documents Act (PIPEDA), U.S. federal and state privacy laws, and the European Union’s General Data Protection Regulation (GDPR). Alithya maintains policies, standards and procedures designed to cause personal information to be accessed, collected, processed stored transferred and disposed of securely and in accordance with such applicable laws and regulations.
Any failure to protect such information, or to comply with applicable privacy and data protections laws and regulations, including the theft of, unauthorized access to, loss of, or disclosure of personal information in Alithya’s possession or control could expose the Company to significant risks. These include civil, administrative, regulatory or criminal enforcement actions, investigations, orders, fines and administrative monetary penalties, as well as litigation or contractual claims brought by its customers its customers’ customers, its employees or other third parties for breaching contractual confidentiality and security provisions or privacy laws or regulations. The amount of damages, fines and penalties could be substantial, and any such claim, investigation or incident could cause significant reputational harm to Alithya.
Any such incident could also result in reputational harm, loss of customer confidence in the effectiveness of the Company’s data security measures and reduce the demand for its services, regardless of whether Alithya was responsible for the underlying event. In addition, applicable laws increasingly impose mandatory notifications to regulators and affected individuals of confidentiality incidents within prescribed timeframes, which may heighten Alithya’s exposure and the associated costs. In the event of a data privacy incident, Alithya may also be

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required to suspend or shut-down affected IT infrastructure and systems to isolate the threat and thereby jeopardize its operations, including projects that may be critical to the operations of its customers’ businesses.
Furthermore, as laws, regulations and industry expectations relating to data privacy continue to rapidly evolve, including with regards to cross-border transfers of personal information, data localization, and the use of AI and automated decision-making, the manner in which Alithya may access, collect, process, store, transfer and disclose personal information may become even more restricted, and compliance with these requirements may require significant operational changes and increased expenditures by Alithya. In certain circumstances, should those expenditures, constraints or risks outweigh the revenues and gains associated with certain services, Alithya’s ability to offer certain services or operate in certain jurisdictions may be limited.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.13 IT infrastructure and systems and use of the cloud
To deliver its services and solutions and provide reliable communications between its offices, delivery centers, customers, subcontractors and other business partners worldwide, Alithya relies upon its own IT infrastructure and systems as well as those of third parties. Any failure, outage or disruption in Alithya’s or any third party’s IT infrastructure or systems could result in curtailed operations, a loss of customers and reputational damage or potential liability, all of which could adversely affect Alithya’s business, financial condition and results of operations.
Alithya increasingly delivers its solutions and services to customers through the use of third-party cloud computing services, such as Oracle Cloud, Microsoft Azure and Amazon Web Services (AWS) cloud services. If, for any reason, such services were interrupted, degraded or discontinued, or if Alithya was required to migrate its computing towards other cloud service providers, such a transition could require significant time and expense and could disrupt the Company’s business operations and service delivery. Although contractual agreements with such third-party cloud computing services contain minimum service levels, there can be no assurance that such services will operate without disruptions or incidents. Alithya is dependent on the performance, reliability and availability of both its own systems and those of third parties to deliver services to its customers. Any damage to, degradation or failure of these systems could result in interruptions of service delivery, reduce customer satisfaction, result in lost revenues, subject Alithya to potential liabilities and reputational harm and adversely affect its ability to retain or attract customers. In addition, the costs for cloud services and IT infrastructure have increased over time and may increase further as Alithya’s business grows and as it continues to require more computing or storage capacity. There can be no assurance that such services and capacity will be available on the same or on commercially reasonable terms or at all. Increases in these costs or constraints on availability could adversely affect the Company’s margins and profitability.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.14 Security and cybersecurity risks
Alithya faces security risks affecting its premises as well as cybersecurity risks affecting its IT infrastructure, systems, software and solutions. These risks present a risk of loss, theft and unauthorized access to, use or disclosure of proprietary information (including intellectual property rights) or confidential information (including

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personal information of customers, partners or employees) and personal information relating to Alithya, its customers, their customers, its subcontractors and other business partners.
Cybersecurity threats to IT infrastructure, systems, software and solutions continue to increase in sophistication, speed, and scale and are serious threats to the confidentiality, integrity, reliability, and availability of technology and information. Cybersecurity threats and incidents may arise from a wide range of sources, including denial of service attacks, system failures or interruptions, software defects, cyber extortion (i.e. ransomware), exploitation of unpatched vulnerabilities, cloud misconfigurations, breaches of systems security, supply chain compromises, electronic crime, malware, unauthorized attempts to gain access to proprietary and confidential information, hacking, phishing, identity theft, fraud, theft and other malicious activities.
These risks may also arise from advanced persistent threats, state sponsored attacks and activities, industrial espionage, organized cybercrime, employee misconduct or negligence, and human or technological errors (including from advertent or inadvertent actions or inactions by Alithya’s professionals or subcontractors). In addition, geopolitical instability and tension may exacerbate the frequency or severity of certain types of cyber threats.
Recent trends indicate that threat actors are increasingly targeting identities, cloud environments, third-party ecosystems, and software development pipelines. The growing use of automation, artificial intelligence, and publicly available exploit tools has accelerated the speed at which vulnerabilities are exploited, reducing the window available for detection and response.
Also, in addition to the inherent cybersecurity risks that arise from operating in the IT sector, Alithya’s business model increases its exposure and vulnerability to cybersecurity risks. In particular, the Company : (i) allows its professionals and subcontractors to work remotely and use video conferencing and collaborative platforms, (ii) grants its subcontractors access to its IT infrastructure and systems, (iii) operates or gains access to its customers’ IT infrastructure and systems to deliver services, (iv) manages customer services in its IT infrastructure, thereby exposing itself to the risks that its customers face, especially if they have an elevated threat condition due to the nature of their business; (v) allows the use of open source code by its professionals and subcontractors, and (vi) develops, deploy or integrates and relies on AI capabilities into its services. While Alithya selects its subcontractors carefully and implements safeguards in their contractual terms, it does not control their actions, and such measures may not fully mitigate the associated risks.
Further, while Alithya has guidelines relating to the use of AI, the increasing adoption of AI technologies may introduce additional vulnerabilities, including increased exposure to data integrity issues, unauthorized access, cyberattacks or other security incidents, such as: data leakage or unintended disclosure through AI systems; model manipulation, prompt injection or adversarial attacks; bias or integrity issues in AI-generated outputs; and expanded attack surface due to new integrations and data flows.
Any security or cybersecurity incident could result in, among other things, operational disruptions, data loss, unauthorized disclosure of sensitive information, damage to systems or infrastructure, or service interruptions. Such incidents may expose Alithya, its stakeholders, its customers or subcontractors to potential liability, litigation, and regulatory action, could materially affect or disrupt their business operations, and could cause loss of customer confidence, loss of existing or potential customers, damage to their reputation and competitive position, and increase costs and expenses.

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Alithya seeks to prevent, detect, investigate and respond to security and cybersecurity incidents and to prevent their occurrence or recurrence through a risk-based security management framework, including by continuously testing, controlling and monitoring, managing vulnerability and patch, investing in security measures and controls (including both physical and logical controls on access to premises and information), adopting or enhancing mitigation policies and procedures, and providing employee security awareness and training. If security protection does not evolve at the same pace as threats, a growing gap on Alithya’s level of protection will be created. While the Company continues to invest in enhancing its security capabilities, given the rapidly evolving nature and sophistication of cyber and other security threats and their increased frequency, there can be no assurance that Alithya will be able to anticipate, prevent, detect, react to and mitigate all threats in a timely manner.
Alithya may be required to expend significant capital and other resources to protect itself against potential security and cybersecurity threats or to address, respond or mitigate the impact caused by security and cybersecurity breaches. Any cybersecurity incident could require Alithya to incur substantial costs, including costs associated with repairing its IT infrastructure and systems, covering for any business interruptions, implementing necessary investigations, reporting obligations or further protection measures, engaging third-party experts and consultants, and result in increased insurance premiums. The impact of any future security or cybersecurity incident cannot be easily predicted, and the costs related to such threats or disruptions could not be fully insured or indemnified by other means. While Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security and cybersecurity incidents, that insurance will continue to be available to Alithya on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.
Alithya’s Chief Information Security Officer is responsible for overseeing its physical and cybersecurity program, including governance, risk management, monitoring and incident response activities as well as the prevention, detection and investigation of incidents in the event of the occurrence of threats by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity.
Any failure to adequately prevent, detect. respond to, or recover from security or cybersecurity incidents, or to adapt to emerging threats and regulatory expectations, could have a material adverse effect on Alithya’s business, financial condition, results of operations and reputation.
18.2.15 Early termination, modification, delay and suspension risks
Most of Alithya’s customer contracts contain “termination for convenience” or other termination rights allowing customers to terminate or cancel contracts upon providing Alithya with notice and, in some cases, paying a penalty, depending on the specific contract terms. Customers may also elect to terminate their contracts before their agreed expiry date, or even modify, delay or suspend them, for a variety of reasons, including a failure by Alithya to deliver its services in accordance with the terms and conditions of its contractual agreements, the loss of required certifications, a slow-down in business activity or any other reason whatsoever, including reasons beyond the Company’s control.

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The early termination, modification, delay or suspension of customer contracts may result in a reduction of Alithya’s net earnings, lower margins and decreased cash flows. In addition, in cases of early termination, Alithya may not be able to fully eliminate or redeploy ongoing costs incurred to support the affected contracts, which could further adversely affect profitability.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.16 Changes to backlog
Backlog represents management’s estimate of the aggregate amount of revenues expected to be realized in the future from existing customer contracts. As Alithya’s revenues depend on the level of activity of its customers and the continued execution of such contracts, there can be no assurance that the revenues projected in its backlog will be realized or, if realized, will result in profits. Projects may remain in the backlog for extended periods of time and the timing and conversion of backlog into revenues may be affected by customer decisions, project delays, scope changes or other factors beyond the Company’s control. In addition, backlog is inherently uncertain and subject to risks relating to the execution of customer contracts, including risks described under “18.2.15 Early termination, modification, delay and suspension risks”. In the event a significant number of customers were to avail themselves of such rights, or if one or more significant customer contracts were modified or terminated, Alithya’s reported backlog would decline, which may adversely affect the visibility of future revenues and the Company’s financial condition and results of operations.
In addition, any inability to convert backlog into revenues in a timely manner or at anticipated levels of profitability, could have a material adverse effect on Alithya’s expected financial condition and results of operations.
18.2.17 Customer collection and credit risk
In order to sustain its cash flow from operations, Alithya must invoice and collect amounts owed in an efficient and timely manner. Adverse changes in a customer’s financial condition may affect its ability to pay outstanding amounts and may cause Alithya to limit or discontinue business with such customer, require Alithya to assume more credit risk relating to that customer’s future business or may result in disputes over invoices or uncollectible accounts receivable from that customer. Although Alithya maintains provisions to account for anticipated shortfalls in amounts collected from customers, the provisions it takes are based on management estimates and on its assessment of its customers’ creditworthiness, which may prove to be inadequate in the light of actual results. Any failure to invoice customers and collect the amounts owed for its services correctly in a timely manner, could materially adversely affect the Company’s revenues, net earnings and cash flow. In addition, a prolonged economic downturn may impair customers’ ability to pay for services already provided and could result in defaults under existing contracts. Future credit losses relating to any one of Alithya’s major customers could also be material and result in a material change in its financial results. Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.18 Utilization rates
In order to maintain and grow revenues, Alithya has to maintain an appropriate level of availability of professional resources by having a high utilization rate while still being able to assign additional resources to respond to new opportunities. Achieving and maintaining an efficient utilization rate, however, requires Alithya to

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forecast demand for services and its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that Alithya fails to accurately forecast demand or effectively manage its workforce’s utilization rate, or to the extent that laws and regulations restrict its ability to do so, Alithya’s utilization rates may be reduced, which could adversely affect its revenues and profitability. Conversely, if Alithya maintains insufficient available capacity, it may find that it does not have sufficient resources to deploy against new business opportunities in a timely manner. which could result in missed opportunities and Alithya’s ability to grow its revenues could suffer.
18.2.19 Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs, labour hours and timing required to complete projects. These estimates can be based on a customer’s bid specification and assumptions, sometimes made in advance of the final determination of the full scope and design of the contract. As a result, Alithya is dependent on its internal forecasts and predictions about projects, resource requirements and the market, and, to generate an acceptable return on its investment in these contracts, Alithya must be able to accurately estimate its costs to provide the services required by the contract and to complete the contracts in a timely manner. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-fee basis. Billing for fixed-fee arrangements is carried out in accordance with the contractual terms agreed upon with Alithya’s customers, and revenues are recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its delivery methodologies and the performance of professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. Although fixed-fee arrangements still represent a minority of Alithya’s revenues, Alithya is increasingly contracting under a fixed-fee basis. If Alithya is unsuccessful in accurately estimating its project costs, labour requirements or timelines to fulfill its obligations under a contract, or if unexpected factors arise, including those outside of its control, Alithya may incur or be required to absorb cost overruns, project delays or the need to devote additional resources to complete engagements, reducing profit margins or incurring losses, thereby having a material adverse effect on Alithya’s expected net earnings. As Alithya continues to enter into a greater proportion of fixed-fee arrangements, its exposure to such risks may increase.
Any failure to manage project costs effectively could result in reduced margins or losses on individual contracts, which could adversely affect Alithya’s profitability and results of operations.
18.2.20 Teaming agreements and subcontractors
Alithya derives a portion of its revenues from contracts where it enters into teaming agreements with other providers. In some arrangements, Alithya acts as the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, it depends on the availability and performance of subcontractors and teaming partners to successfully deliver projects and fulfill its contractual obligations. If Alithya fails to maintain relationships with other qualified providers or if such partners fail to perform as expected, Alithya may experience delays, incur additional costs, be unable to meet contractual requirements or have difficulty attracting suitable participants in its teaming agreements. In such circumstances, Alithya may also remain contractually responsible to its customers for the performance of such third parties and could be exposed to potential liability, penalties or reputational harm.

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Where Alithya acts as subcontractor, its ability to generate revenues depends on the volume of work awarded to it by its primary contractor. If its relationships are impaired, other providers may reduce the work they award to Alithya, award that work to competitors or choose to offer the services internally, which could adversely affect the Company’s revenues and growth prospects.
Any disruption, deterioration or termination of these relationships or any failure of subcontractors or teaming partners to perform as expected, could have a material adverse effect on Alithya’s business, financial conditions and results of operations. If Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and results of operations could be materially adversely affected.
18.2.21 Business partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely on third party subcontractors, including software and hardware suppliers, to support the delivery of its solutions and to fulfill its commitments. Under such circumstances, Alithya’s ability to successfully deliver its services depends in part on the ability of these third parties to perform their obligations within agreed upon budgets, timelines and technical specifications. If Alithya’s business partners fail to deliver as expected, Alithya may experience delays, incur additional costs or be unable to complete ongoing contracts, which could adversely affect its profitability and results of operations. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or solutions become obsolete, defective or incompatible with evolving technologies, or if they are not adequately maintained or updated. In any of these cases, the Company’s ability to deliver services may be impaired. Furthermore, third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property, which could impede or disrupt the use of their solutions or services by Alithya’s customers and Alithya.
Alithya may also be exposed to risks arising from a business partner’s failure to comply with applicable laws, rules or regulations, or contractual requirements. Such failures could result in regulatory or legal exposure for the Company, including fines, penalties, suspension or even debarment, as well as reputational harm.
Any failure by third-party service business partners to perform as expected or to comply with applicable requirements could have a material adverse impact on Alithya’s reputation, business, financial condition and results of operations.
18.2.22 Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, performance-related claims or other liabilities incurred in connection with the provision of its services or as a result of litigation that may be suffered by counterparties. The scope and duration of such obligations may be significant, and in certain cases may not be fully limited or may extend beyond the term of the underlying contract. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, it may incur substantial costs, including legal expenses, settlements or damages and its business, prospects, financial condition and results of operations could be materially adversely affected.

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18.2.23 Insurance Limits
Alithya maintains comprehensive insurance coverage to provide indemnity for its losses and liabilities in connection with various aspects of its business and operations. However, insurance policies are complex contracts, and it may happen that Alithya’s interpretation of its policies differs from its insurance providers’ which may lead to a total or partial denial of coverage and to litigation where there is further uncertainty with respect to how the courts would interpret the provisions of the policies. Moreover, Alithya’s insurance programs are subject to varying coverage limits, as well as retentions and exclusions that are customary or reasonable given the cost of procuring insurance, current operating conditions, and other relevant considerations. As a result, Alithya may be subject to future liability for which it is only partially insured, or completely uninsured. Alithya believes that its insurance programs address all material insurable risks and provide coverage that is in accordance with what would be maintained by a prudent operator of a similar business (including in terms of retentions, limits and exclusions). However, there can be no assurance that such insurance will continue to be offered on economically feasible terms, that all events that could give rise to a loss or liability are or will be insurable, or that the amounts of insurance will be sufficient to cover every loss or claim that may arise.
As a result, Alithya may incur losses that are only partially insured or entirely uninsured, which could have a material adverse effect on its business, financial condition and results of operations.
18.2.24 Services to government departments and agencies
A significant portion of Alithya’s business and one of its principal targeted markets is the government sector, which is subject to government spending policies, budget priorities and procurement practices. Changes in these policies or priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are: (i) the curtailment of governments’ use of consulting and IT services firms; (ii) a significant decline in spending by governments in general, or in the budget of specific departments or agencies; (iii) the adoption of new legislation and/or actions affecting companies that provide services to governments; (iv) delays by governments in the payment of its invoices; and (v) general economic and political conditions.
These and other factors could cause government departments and agencies to reduce or delay their purchases under existing contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which could cause Alithya to lose future revenues, delays in cash collections and decreased visibility over future business. In addition, government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the Company’s ability to secure additional contracts or expand existing relationships, which could adversely affect its growth prospects.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.25 Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, as well as labour and economic growth. Alithya may also receive tax credits from governments in Canada and abroad. Government programs reflect government policies and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or that

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such programs will not be reduced, amended or eliminated. In addition, these tax credits and programs are routinely subject to review and audit, which may result in challenges and disputes and could result in reductions, adjustments or reversals of grants or tax credits previously received or expected to be received. Any government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits, as well as any reduction or reversal of grants, credits or contributions previously received, could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
18.2.26 Regulatory risks
Alithya’s global operations require compliance with laws and regulations across several jurisdictions on many matters of increasing levels of complexity, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labour relations, environmental matters and securities laws. Compliance with these diverse requirements is complex and consumes significant resources, especially as it relates to the laws of jurisdictions other than Canada and the U.S. Laws and regulations are subject to frequent change and some may impose inconsistent or conflicting obligations across jurisdictions. In addition, such laws may restrict the movement of cash, currency fluctuation and other assets, and may limit Alithya’s ability to repatriate earnings from certain jurisdictions.
Any failure to comply with applicable laws and regulations, or to effectively manage the associated compliance risks, could expose Alithya to legal or regulatory actions, penalties or increased costs, and could adversely affect its business, financial condition and results of operations.
18.2.27 Ethical and Sustainability risks
Alithya’s employees, officers, directors and subcontractors are expected to comply with applicable laws, regulations and ethical standards. Although Alithya has put in place policies, measures and controls to ensure compliance therewith, including the adoption of a Code of Business Conduct that sets out uniform foundations for the way these individuals are expected to conduct themselves, there can be no assurance that such measures and controls will be sufficient to prevent violations. Any failure to do so could expose Alithya to significant fines, penalties, and other criminal, civil or administrative legal sanctions, harm its reputation or even disqualify it from or limit its ability to bid, enter into, secure, renew contracts, or perform public or private contracts, resulting in reduced revenues and profits. This risk may also increase as Alithya continues to expand its business internationally.
From time to time, stakeholders, including customers, investors and regulators, may express expectations with respect to sustainability, including environmental, social and governance matters, and certain customers may impose sustainability-related criteria to observe when selecting a service provider. The sustainability practices and initiatives that Alithya maintains or chooses to implement and pursue, and Alithya’s ability to achieve and report on such practices and initiatives, could therefore have an impact on its growth and results of operations.
The Company’s sustainability initiatives and disclosures may also expose it to risks, including where such initiatives are not implemented effectively or where disclosures are incomplete or fail to meet evolving legal, regulatory or stakeholder expectations. These risks may result in reputational damage, commercial disadvantages or legal and regulatory scrutiny and consequences.

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Any failure to effectively manage ethical or sustainability-related risks, or to meet applicable legal or stakeholder expectations, could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.2.28 Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by customers or other third parties. Such claims may arise, for instance, where Alithya’s services or solutions are alleged to suffer from defects that adversely affect their performance, to not meet its customers’ requirements and/or to not perform in accordance with applicable contractual service levels. Such problems could subject Alithya to legal liability.
Alithya may also be exposed to significant legal liability and litigation expense if its services or solutions contribute to or cause bodily injuries to its personnel, customers, or the public, or result in property damage or other losses. In addition, by taking over the operation of certain portions of its customers’ businesses, including functions and systems that are critical to their core operations, or by contributing to the design, development and integration of enterprise software solutions, data systems and digital platforms, Alithya may face increased and evolving operational, regulatory and reputational risks, including those related to data security, health and safety, hazardous materials and other environmental matters.
Failures or deficiencies of a customer’s system, product or infrastructure based on or relying on Alithya’s services or solutions could also subject Alithya to a claim for significant damages. Such claims could result in litigation, financial liability and increased costs and could materially adversely affect the Company’s results of operations.
Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and maintains adequate liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage, or certain provisions may ultimately prove to be unenforceable under the laws of certain jurisdictions or not protect Alithya adequately. Defending legal proceedings against Alithya could require significant management attention and resources and may result in substantial legal costs, including attorney fees, damages, and fines or penalties, for which Alithya may not be fully insured. Any such proceedings or liabilities could harm Alithya’s reputation and have a material adverse effect on its business, financial condition and results of operations.
18.2.29 Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to potential loss, unauthorized access to or disclosure of its customers’ information, as well as temporary service interruptions or performance issues. Depending on their nature and scope, such events may have a negative impact on how Alithya is perceived by its customers, prospective customers and other stakeholders in the marketplace. Damage to the Company’s reputation could reduce Alithya’s ability to attract new customers, retain existing customers or secure new business opportunities and could adversely affect its revenues and net earnings.

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Reputational harm may arise not only from events directly attributable to Alithya, but also from incidents involving its subcontractors, business partners or customers, particularly where Alithya is responsible for, or associated with, the affected services or systems.
Any deterioration in Alithya’s reputation could have a material adverse effect on its business, financial condition and results of operations.
18.2.30 Tax obligations
In estimating its income tax payable, Alithya uses applicable accounting principles and makes assumptions to determine income tax positions that are likely to be sustained by relevant tax authorities. However, there can be no assurance that Alithya’s tax positions, benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing across the jurisdictions in which it operates. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to audits and reviews by applicable tax authorities, which may challenge Alithya’s tax position and determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize. Such reviews may result in adjustments, reassessments, penalties or interest and the final determination of tax positions may be materially different from those initially recorded by the Company. Tax authorities have disagreed and may in the future disagree with Alithya’s income tax positions and are taking increasingly restrictive positions in respect of income tax positions, including with respect to intercompany transactions and transfer pricing matters.
A number of jurisdictions in which Alithya operates have complex tax and related laws, regulations and interpretations or are considering implementing amendments thereto, which make the overall tax environment increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions. As Alithya expands its international operations, it may be further exposed to differing or conflicting tax regimes, increasing compliance complexity and uncertainty. Changes in tax laws or their interpretation could also affect the availability of tax credits, deductions or other tax benefits.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net earnings or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
18.2.31 Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, net earnings (loss) and net assets is denominated in foreign currencies, including in U.S. dollars, Euros, British pounds and Australian dollars, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on the Company’s revenues, costs, profitability and the translated value of its foreign operations, and could result in volatility in its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching Alithya’s costs with revenues denominated in the same currency. However, such offsets may not be sufficient to fully mitigate the impact of exchange rate fluctuations.

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Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk and any significant adverse changes in foreign exchange rates could have an adverse effect on Alithya’s financial condition.
18.2.32 Estimates used in accounting and impairment risk
The preparation of Alithya’s financial statements requires the use of estimates, assumptions and judgments, particularly in accounting for revenues and costs associated with its contracts and assumptions for schedule and technical issues. These estimates may relate to project scope, costs, timelines and technical factors, and are based on management’s expectations of future events.
Because of the significance of the judgements and estimation processes involved in accounting for contracts, actual results may differ from those anticipated, and materially different amounts could be recorded if Alithya used different assumptions or if the underlying circumstances were to change. Changes in underlying assumptions, circumstances or estimates may adversely affect Alithya’s future results of operations.
Also, Alithya recognizes an accounting value for non-financial assets such as goodwill and other intangible assets in connection with its acquisitions. The carrying amounts of Alithya’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill is tested for impairment annually or at any time an indicator of impairment exists.
Changes in key assumptions may result in the carrying value of Alithya’s goodwill not being recoverable. Key assumptions include changes in forecasted revenues and expenses applied in the determination the Company’s three-year net operating cash flow forecast, estimated long-term growth rate and the pre-tax value weighted average cost of capital applied. Because of the significance of Alithya’s non-financial assets, any reduction or impairment of the value of these assets could result in a charge against net earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
18.2.33 Effectiveness of internal controls over financial reporting
Alithya is required to maintain internal controls over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. Internal controls are a process designed under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, and effected by management and other key personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, due to the inherent limitations of internal controls, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected and Alithya’s internal controls over financial reporting could prove to be insufficient or unable to prevent or detect misstatements due to errors or fraud in timely manner or at all. Any failure of Alithya’s internal controls could have an adverse effect on its results of operations, harm its reputation, result in regulatory scrutiny or sanctions and limit its ability to produce timely and accurate financial statements or comply with applicable regulations, causing investors to lose confidence in its reported financial information.
Alithya’s historic and anticipated growth, including through acquisitions and the expansion of its operations, also places significant pressure on its management and key personnel that work on implementing internal controls

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throughout Alithya. As the Company’s operations become more complex, the risk of control deficiencies, errors or misconduct may increase.
In addition, the increasing size and scope of Alithya’s operations increases the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya is unable to develop, implement and maintain appropriate internal controls, processes and tools, its business, results of operations and financial condition could be adversely affected.
18.3Risks Related to Alithya's Industry
18.3.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and continues to evolve. Alithya competes with local, national and international service providers, as well as with customers’ internal IT departments. There is also a growing number of smaller niche boutique digital technology consulting firms that have developed services similar to those offered by Alithya over the years. Barriers to entry in certain segments of the market may be relatively low, which may contribute to increased competition over time. The increasing adoption of AI technologies, including generative AI, is further reshaping the competitive landscape. Competitor, as well as customers, may develop or adopt AI-enabled solutions that reduce the reliance on traditional consulting services or enhance their ability to deliver services at lower cost or with greater efficiency. As a result, demand for certain services may decline or evolve, and pricing pressures may increase.
While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological developments or changes or react more favorably to these changes, including with respect to AI-driven solutions, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, or other advantages over the services Alithya offers in addition to lower prices. Also, as Alithya expands its portfolio of services and solutions, it may face new competitors who may be able to leverage a larger installed customer base and their involvement beyond the services and solutions provided by Alithya may allow them to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Alithya to lose potential sales or to sell services and solutions at lower prices. Some of Alithya’s competitors may also have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. If Alithya fails to anticipate or react in an agile manner to known and unexpected moves by existing or new competitors or if competitors reduce their prices, Alithya could lose projects to such competitors. Any pricing pressure could also have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services. Alithya expects to continue to invest significant resources to develop and enhance its business offerings and leverage a high level of customer satisfaction, but there is no assurance it will be able to satisfy customer demands as they evolve and as competition continues to increase.
In addition, Alithya currently has no patented technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skills of its personnel and the quality of its customer service. Also, as the costs to start a digital technology consulting services firm are relatively low and the general use of distributed workforces, lower-cost resources and AI-enabled delivery

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models continues to increase, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, international providers and larger integrators and that it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
18.3.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract, develop and retain qualified professionals, including technical consultants, project management consultants, business analysts, and sales and marketing professionals of various levels of experience. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. The demand for qualified employees and inflation continues to be high, resulting in upward pressure on compensation and benefits, as well as challenges in attracting and retaining talent. While Alithya’s management believes its measures to attract and retain qualified employees are competitive, if such measures prove to be insufficient, Alithya may be unable to support its growth strategy and objectives or normal business operations, including delivering services to customers, completing existing projects or bidding on new projects. This could adversely affect the Company’s revenues, margins and overall business performance.
Alithya also faces talent-related challenges such as higher employee mobility, a re-evaluation of employee’s relationship with their workplace and a highly competitive employee marketplace which may make it more difficult to recruit, attract and retain skilled personnel. Increased competition for talent and rising compensation costs could put pressure on the Company’s cost structure and profitability.
Inability to effectively manage talent-related risks could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.3.3Failure to expand, develop and adapt services and solutions to meet customers’ needs
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, continually declining costs of acquiring and maintaining IT infrastructure, changing customer preferences, and new services and solutions introductions. Alithya’s future success and competitive advantage depends in part on its ability to develop and implement digital and other services and solutions that anticipate and respond to rapid and continuing changes in the markets in which it operates.
Alithya must anticipate changes in customer demands in a timely or cost effective manner and, to do so, it must adapt its services and solutions and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in AI (including agentic AI, generative AI, as well as automation and machine learning). Although Alithya strives at developing digital and other new services and solutions addressing evolving technologies and customers’ needs, there can be no assurance that it will be successful in developing any such services and solutions, that it will be able to do it in a timely or cost-effective manner or that any such services and solutions it develops will be successful once offered in the marketplace. If Alithya does not keep pace and address the demands of the rapidly evolving technological environment and the needs of customers, including in the emerging field of AI, or fails to effectively leverage new technologies into its services and solutions, its ability to retain and attract customers and gain new business may be adversely affected, which could in turn have a material adverse effect on its business, financial condition and results of operations. Also, as Alithya expands its offerings of services and solutions into new and emerging areas, it may be exposed to

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additional operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions, which may result in additional pressure on its revenues, net earnings and resulting cash flow from operations.
Any failure to effectively manage these risks could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.3.4Protecting intellectual property rights
Alithya’s success depends in part on its ability to protect its proprietary methodologies, processes, know-how, techniques, tools and other intellectual property that are used to provide services. Alithya relies on a combination of trademarks and copyright laws that protect intellectual property rights, regardless of whether such rights are registered, as well as contractual arrangements, such as confidentiality agreements, assignment of rights and license agreements, to protect its intellectual property rights. Existing laws that protect intellectual property rights, however, only provide Alithya limited protection and there can be no assurance that contractual arrangements will be observed by customers and third parties or enforceable in all circumstances. Third parties may directly or indirectly attempt to disclose, obtain or use Alithya’s solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies. As such, there can be no assurance that Alithya’s intellectual property protection measures would be sufficient to prevent unauthorized use, disclosure or misappropriation of Alithya’s intellectual property by third parties, would allow it to take action against such third parties, nor be successful in any litigation undertaken to protect its intellectual property rights. If Alithya is unable to adequately protect its intellectual property, or if its rights are infringed or challenged, it may be required to incur significant costs to enforce its rights or defend claims and such legal proceedings could result in substantial costs and diversion of resources and management attention, and there can be no assurance that such efforts would be successful. In particular, in certain circumstances, Alithya, may be forced to do one or more of the following: (i) cease selling or using technology that incorporates the challenged intellectual property; (ii) obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology; (iii) rebrand Alithya’s services and solutions, which could result in a loss of brand recognition and require Alithya to devote additional resources to, among others, create, roll-out, advertise and market its new brands; (iv) configure services to avoid infringement; and (v) refund license fees or other payments that were previously received.
The protection of intellectual property rights and confidentiality in some jurisdictions in which Alithya operates may also not be as effective as in Canada, the U.S. or other jurisdictions with more developed intellectual property protection rights. In addition, Alithya may have to pay economic damages in the event of lost disputes or to prevent litigation relating to intellectual property rights, which could adversely affect its results of operations and financial condition. Furthermore, there is no assurance that competitors will not infringe Alithya’s intellectual property rights, or that Alithya will have the necessary resources to fully protect its intellectual property rights. If Alithya attempts to enforce its intellectual property rights through litigation, there is no assurance that Alithya would be successful and such legal proceedings could result in substantial costs and diversion of resources and management attention.
Alithya’s solutions may also incorporate and be dependent to a certain extent on the use and development of open source code. Such open source code is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, Alithya may be subject to certain conditions, including requirements that it offers its proprietary

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software that incorporates the open source software for no cost, that it makes available source code for modifications or derivative works that is created based upon, incorporating or using the open source code, or that it licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that Alithya had not complied with the conditions of one or more of these licenses, Alithya could be required to incur significant legal expenses defending against such allegations, to pay significant damage awards, and to dispose of its solutions that contain or are dependent upon the open source code, all of which could disrupt the distribution and sale of some of Alithya’s solutions. Litigation, if any, could be onerous, have a negative effect on Alithya’s financial condition and results or operations or require it to devote additional research and development resources to implement any required changes to its solutions. Any requirement to disclose proprietary source code, terminate license rights or pay damages for breach of contract could have a material adverse effect on Alithya’s business, financial condition and results of operations, and could help competitors develop products and services that are similar to or better than Alithya’s. Although Alithya believes that it complies with its obligations under the licenses for open source code that it uses, it is possible that it may not be aware of all instances where open source code has been incorporated into its solutions or used in connection with its solutions.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.
18.3.5Infringing on the intellectual property rights of others
When developing solutions and providing services for its customers, Alithya utilizes its own intellectual property, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property on its own or together with its customers when developing solutions and providing services for such customers. Although Alithya uses reasonable efforts to ensure that its services and offerings do not infringe on the intellectual property rights of others, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its customers against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims could exceed the revenues Alithya generates under the contracts or the coverage provided by Alithya’s insurance policies.
Intellectual property claims or litigation against Alithya could incur substantial costs, including legal expenses and potential damages, and may divert management’s attention, harm Alithya’s reputation, require Alithya to enter into additional licensing arrangements or even restrict Alithya from providing its services and solutions as it has in the past or as it intended to. Any limitation on Alithya’s ability to offer or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenues or incur additional expenses to modify its solutions and services for future projects or could cause disruption to its operations.
Any of the foregoing could have a material adverse effect on Alithya’s business, financial condition and results of operations.

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18.4Risks Related to Subordinate Voting Shares and Liquidity
18.4.1Limited voting rights
Alithya’s Multiple Voting Shares are similar to its Subordinate Voting Shares except that each Multiple Voting Share has ten times the voting rights of each Subordinate Voting Share. As a result, holders of Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters, including matters relating to the election of directors, the approval of significant transactions and other fundamental changes. As a result, Alithya may take actions or pursue strategies that holders of Subordinate Voting Shares do not view as beneficial. This governance structure could have a material adverse effect on the market perception of the Company and the value of its Subordinate Voting Shares.
18.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market may experience significant price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies and are beyond the Company’s control. These broad market and industry factors, together with other economical circumstances, may materially affect the market price of Alithya’s Subordinate Voting Shares, regardless of Alithya’s actual operating performance. In addition, the price of Alithya’s Subordinate Voting Share may be dependent upon the valuations and recommendations of the analysts who cover Alithya’s business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations. Periods of volatility in the market price of a company have historically been associated with the initiation of securities class-action litigations. Such litigations, if instituted against Alithya, could result in substantial costs and divert management’s attention and resources.
18.4.3Inability to service debt
Alithya uses its Credit Facility and other debt arrangements to fund its activities and strategic initiatives, including acquisitions. Accordingly, depending on its level of indebtedness, which may, from time to time, be substantial and involve significant interest payment requirements, Alithya may be required to dedicate an important part of its cash flow to make interest and capital payments on its debt. Alithya’s ability to generate sufficient cash flow to service its debt depends upon future performance, which is subject to prevailing economic conditions as well as financial, competitive and other factors, many of which are outside of its control. There is no assurance that Alithya will be able to generate sufficient cash flow to meet its obligations under its outstanding debt. If Alithya is unable to do so, Alithya may be required to refinance, restructure its obligations or otherwise amend some or all of its obligations, sell assets, raise additional cash through issuances of Subordinate Voting Shares or securities convertible in Subordinate Voting Shares, or be forced to reduce or delay investments that are important to Alithya’s growth, thereby placing it at a disadvantage compared to competitors that may have less debt or making it more vulnerable in a downturn in general economic conditions.
In addition, Alithya’s Credit Facility and other debt arrangements contain financial and other covenants, including covenants that require that certain financial ratios and/or other financial or other covenants be maintained. If Alithya were to breach these covenants, it could be required to repay or refinance its existing debt obligations prior to their scheduled maturity and its ability to do so could be restricted or limited by prevailing economic conditions, available liquidity and other factors. Alithya’s inability to service its debt or its inability to

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fulfill its financial or other covenants in its Credit Facility and other debt arrangements could have an adverse effect on Alithya’s business, financial condition and results of operations.
Also, a significant portion of Alithya’s debt bears interest at variable interest rates and is therefore subject to interest rate fluctuations. Although Alithya enters into derivative financial instruments to reduce its exposure to interest rate risks, there is no assurance that such instruments will be sufficient to adequately protect Alithya against this risk. If interest rates increase, debt service obligations would increase even though the amount borrowed would remain the same, and net earnings and cash flows would decrease accordingly, which could have an adverse effect on Alithya’s business, financial condition and results of operations.
18.4.4Raising additional capital and maintaining credit
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions or other growth opportunities, Alithya may have to raise additional capital through public and private equity offerings, debt financings or a combination of both, and there can be no assurance that such funding will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Interest rate fluctuations, financial market volatility, including volatility in Alithya’s share price, credit market disruptions and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain necessary funding, it may be unable to achieve its growth objectives. Alithya’s financial condition and results of operations are also contingent on its ability to maintain the credit it requires. Should Alithya have to obtain additional credit or renew its outstanding credit, there is no assurance that Alithya will be able to obtain such additional credit or renew its outstanding credit upon the same, or more advantageous, terms.
The incurrence of additional indebtedness would result in increased payment obligations and could involve additional or increased financial and other covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
18.4.5Dilution
When acquiring a new business, by way of share purchase or asset purchase, Alithya may consider paying the purchase price, in part of in whole, by way of issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares. Alithya may also, independent of any acquisition process, decide to seek the completion of a public or private financing involving the issuance of Subordinate Voting Shares or securities convertible into Subordinate Voting Shares to raise capital. Any issuance of additional Subordinate Voting Shares will result in dilution of the ownership interests of Alithya’s shareholders as well as dilution in earnings per share. The terms of any such financing may also include liquidation or other preference rights that could adversely affect the rights of Alithya’s shareholders. Alithya cannot predict the size of future issuances nor the effect that such issuances may have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares (or securities convertible into Subordinate Voting Shares), or the perception that such issuances could occur, could also adversely affect the prevailing market price of the Subordinate Voting Shares.

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18.4.6Active market
If an active market for Alithya’s Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may also adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of the Subordinate Voting Shares from the TSX.
Any event that results in reduced market visibility or trading activity, or that leads to the delisting of the Subordinate Voting Shares from the TSX, could further impair liquidity and adversely affect their market value.
18.4.7Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s Board and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. As a result, holders of Subordinate Voting Shares may not receive a return on their investment in the foreseeable future and must therefore rely on potential increases in the trading price of their shares for returns on their investment.
18.4.8Foreign private issuer pursuant to U.S. securities laws and rules
Alithya is a “foreign private issuer” as such term is defined in Rule 405 under the Securities Act of 1933, as amended and, as a result, although its Subordinate Voting Shares are registered with the U.S. Securities Exchange Commission (“SEC”)., it is not subject to the same requirements that are imposed upon U.S. domestic issuers. Under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Alithya is exempt from certain rules and regulations under U.S. securities laws and, as such, its reporting obligations are, in certain respects, less detailed and less frequent than those of U.S. domestic reporting issuers. As a result, Alithya does not file the same reports that U.S. domestic reporting issuers file with the SEC. Instead, it is required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, Alithya’s officers, directors and principal shareholders are exempt from the reporting requirements set forth under Section 16 of the Exchange Act.
Also, although it is Alithya’s current intention to deregister its Subordinate Voting Shares from the SEC, there can be no assurance as to whether, or when, the Company will meet the applicable eligibility requirements to do so in the near future. If and once deregistered, it will, however, no longer be required to file or furnish documents with the SEC in accordance with U.S. securities regulations. U.S. shareholders would therefore have to rely solely on documents filed with Canadian securities regulators and which would be prepared in accordance with Canadian securities regulations.
18.4.9Enforcement of civil liabilities under U.S. securities laws and rules
Alithya is governed by the Business Corporations Act (Quebec), its registered office is located in Canada, the majority of its directors and officers are based principally in Canada, and a substantial portion of its assets are

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located outside of the U.S. It may therefore be difficult for investors who reside in the U.S. to effect service of process or to enforce court judgments predicated upon civil liability provisions of U.S. federal securities laws against Alithya or any such persons. There is also substantial doubt regarding whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws. Canadian courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against Alithya or such persons on the grounds that Canada is not the most appropriate forum in which to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that Canadian law and not U.S. law is applicable to the claim.
These limitations may restrict the ability of U.S. investors to pursue legal remedies against Alithya or its directors and officers under U.S. securities laws.

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19. Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting
Management's Report on Disclosure Controls and Procedures
Management is responsible for establishing and maintaining adequate disclosure controls and procedures (“DC&P”) which are designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these DC&P, as defined under National Instrument 52-109 – Issuers’ annual and interim filings (“NI 52-109”) adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended, was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s DC&P were effective as of March 31, 2026.
Management's Report on Internal Control over Financial Reporting
Management is also responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined under NI 52-109 adopted by Canadian securities regulators and in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s ICFR are designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and effected by management and other key employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The effectiveness of the Company’s ICFR was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as at the end of the Company’s most recently completed financial year ended March 31, 2026 based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s ICFR was effective as of March 31, 2026.
Remediation of Material Weakness in Internal Control over Financial Reporting
As previously reported under the heading “Management’s Evaluation of Disclosure Controls and Procedures and Internal Control over Financial Reporting” in our MD&A for the fiscal year ended March 31, 2025, in connection with our assessment of the effectiveness of internal control over financial reporting as of March 31, 2025, we determined a material weakness existed related to the control activities in the Company’s revenue processes for fixed-fee and time and material arrangements applying the input method.
A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness did not result in any material errors.

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During fiscal 2026, the Company enhanced the design and implementation of control activities over the validation and documentation, at the required level of precision, of key assumptions applied in expected labour cost to complete estimates used in the measure of progress to recognize revenues under fixed-fee and time and material arrangements applying the input method.
During the quarter ended March 31, 2026, management completed testing of the operating effectiveness of these controls and concluded that the material weakness has been remediated.
Limitations on Effectiveness of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management recognizes that any DC&P and ICFR, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because of their inherent limitations, DC&P and ICFR may not prevent or detect all errors or misstatements on a timely basis.
Limitations on Scope of design of Disclosure Controls and Procedures and Internal Control over Financial Reporting
The Company’s management has excluded from its assessment of the scope of the disclosure controls and procedures and internal control over financial reporting the controls, policies and procedures of eVerge, which was acquired on May 31, 2025, and whose operating results are included in the Annual Consolidated Financial Statements of the Company. The scope limitation is in accordance with NI 52‑109 adopted by Canadian securities regulators and existing SEC guidance, which allow an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.
Since the acquisition date, eVerge has contributed revenues of $25.4 million and generated net earnings of $4.3 million, excluding amortization on the intangible assets from the acquisition, change in fair value of contingent consideration, interest accretion and business acquisition costs. In addition, as at March 31, 2026, eVerge's current assets and current liabilities represented approximately 4.5% and 1.2% of consolidated current assets and consolidated current liabilities, respectively. Non-current assets, which exclude intangible assets and goodwill from the acquisition represented approximately 0.2% of consolidated non-current assets. There are no non-current liabilities. The amounts recognized for the assets acquired and liabilities assumed as at the date of the acquisition are described in Note 4 of the Annual Consolidated Financial Statements.
Auditor’s Report on Internal Control over Financial Reporting
The effectiveness of ICFR as of March 31, 2026 has been audited by KPMG LLP, (“KPMG”), the Company’s independent registered public accounting firm. KPMG has expressed an unqualified opinion on the Company’s ICFR as of March 31, 2026.
Changes in Internal Control over Financial Reporting
Other than the remediation efforts described above, there have been no changes in the Company’s ICFR during the fiscal year ended March 31, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

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